Exhibit 99.2

TREMOR INTERNATIONAL

Tremor International Ltd
Annual report 2021

DEMAND
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PUBLISH
TREMOR VIDEO
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Tremor International Ltd Annual report 2021 DEMAND DATA PUBLISH

Tremor International is a collection of brands uniting creativity, data and technology across the open internet. Our end-to-end, video-first platform facilitates and optimizes engaging advertising campaigns for brands, media groups and content creators worldwide — enabling powerful partnerships and delivering meaningful results. A leader in Connected TV and video, Tremor International’s footprint is expanding across the industry’s fastest-growing segments, driven by a global team of seasoned technologists and digital natives. CONTENTS Strategy 01 Financial Highlights 02 Three Pillars of Tremor’s End-To-End Business 04 Chairman’s Statement 06 CTV and Video 07 Industry Challenges: How Tremor is Prepared 08 Chief Executive Officer’s Review 11 Our Growth Strategy 12 Chief Financial Officer’s Review Governance 14 Board of Directors 16 Corporate Governance Report 20 The Board And Committees 25 Takeovers & Mergers 27 Directors’ Report 32 Compensation Report Financial Statements 34 Financial Statements 36 Auditors’ Report to The Shareholders of Tremor International Ltd. 37 Consolidated Statements of Financial Position 38 Consolidated Statements of Operation and Other Comprehensive Income 39 Consolidated Statements of Changes in Equity 40 Consolidated Statements of Cash Flows 41 Notes to Consolidated Financial Statements 75 Directors, Secretary & Advisers TREMOR INTERNATIONAL LTD ANNUAL REPORT 2021

STRATEGIC REPORT GOVERNANCE FINANCIAL STATEMENTS FINANCIAL HIGHLIGHTS $302.0m Contribution ex-TAC $161.2m Adjusted EBITDA $201.0m CTV Spend 53% Adjusted EBITDA margin as a % of Contribution ex-TAC 64% Contribution ex-TAC Organic Growth (2021 vs 2020) 166% Adjusted EBITDA Organic YoY Growth (2021 vs. 2020) 108% 2021 YoY CTV Spend Growth (2021 vs. 2020) 80% 2021 Contribution ex-TAC is VIDEO, including CTV Our Mission Our brands bring together an end-to-end platform to enable powerful partnerships and deliver results across the advertising ecosystem. TREMOR INTERNATIONAL LTD ANNUAL REPORT 2021 01

THREE PILLARS OF TREMOR'S END-TO-END BUSINESS

DEMAND
DATA
ADVERTISERS
TARGET
NETFLIX
MARS
Unilever
AGENCIES
TRADING DESKS
OMG Omnicom MediaGroup
PUBLICIS GROUPE
IPG
XAXIS
amnet
matterkind
Managed
Self-serve
OMP
PMP
DSPs
TREMOR VIDEO
theTradeDesk
Display & Video 360
verizon
DATA
TV Intelligence
VIDAA
Hisense
LiveRamp
nielsen
eyeota

02 TREMOR INTERNATIONAL LTD ANNUAL REPORT 2021

THREE PILLARS OF TREMOR’S END-TO-END BUSINESS DEMAND DATA ADVERTISERS AGENCIES TRADING DESKS Managed Self-serve OMP PMP DSPs DATA 02 TREMOR INTERNATIONAL LTD ANNUAL REPORT 2021

STRATEGIC REPORT GOVERNANCE FINANCIAL STATEMENTS

PUBLISH
SSPs
UNRULY
Magnite
PubMatic
verizon
DIRECT PUBLISHERS MONETIZING WITH UNRULY
Spearad
CTV Header Bidding & Ad Serving customers
VOGUE
THE TIMES
MarketWatch
THE WALL STREET JOURNAL.
NEW YORK POST
The Daily Telegraph
NATIONAL GEOGRAPHIC
VICE
IDN TIMES
XUMO
pluto tv
CBS
CUSTOMERS

TREMOR INTERNATIONAL LTD ANNUAL REPORT 2021 03

STRATEGIC REPORT GOVERNANCE FINANCIAL STATEMENTS SSPs PUBLISH DIRECT PUBLISHERS MONETIZING WITH UNRULY CUSTOMERS TREMOR INTERNATIONAL LTD ANNUAL REPORT 2021 03

CHAIRMAN’S STATEMENT “Our results for 2021 are very strong and have exceeded expectations...” CHRISTOPHER STIBBS Non-Executive Chairman Tremor delivered very strong trading in 2021 – the best performance in the Group’s history – in addition to significant operational progress including the forging of new strategic partnerships. This was achieved against a volatile macroeconomic backdrop and therefore is a testament to the strength and resilience of Tremor’s diversified revenue model and business platform. In the year-ended 31 December 2021, the Group generated a 64% increase in Contribution ex-TAC to $302.0 million (2020: $184.3 million), and adjusted EBITDA of $161.2 million (2020: $60.5 million), representing growth of 166%. Our end-to -end platform approach was further validated with a strong contribution from key strategic areas such as CTV and self-service. This strong trading – underpinned by Tremor’s attractive and industry-leading margin profile – has resulted in Tremor’s very strong net cash position at year-end ($367.7 million). In June 2021, we successfully listed on NASDAQ generating $134.6 million in net cash proceeds; a major milestone for the Company, giving access to additional growth capital and exposure to the US markets, which was already a core geography for the Group operationally. We look forward to taking advantage of the many benefits that our US listing brings. In addition, we were very pleased to welcome Lisa Klinger to the board as Non-Executive Director in April 2021, bringing with her a wealth of international and particularly, US financial experience. INVESTMENT HIGHLIGHTS End-to-End Industry Leadership Poised for Future Platform in Video and CTV Global Growth Proprietary, leading-edge Established expertise and Via continued innovation, technology comprised of credibility in video & CTV global expansion and M&A our DSP, DMP, SSP & CTV Ad Server 04 TREMOR INTERNATIONAL LTD ANNUAL REPORT 2021

STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS

We continue to invest in, and bolster, our technology stack and capabilities across the Tremor platform. This has been achieved both through M&A, such as the $14.7 million strategic acquisition of Spearad, a global CTV ad server and header bidder; and by forging new partnerships, for example, our Global Data Partnership with VIDAA, which becomes effective May 2022. The acquisition of Spearad has strengthened the Group’s technology stack in CTV and video, and it is anticipated that our VIDAA relationship will provide significant growth opportunities both in the US and internationally towards the end of 2022 and beyond.

Furthermore, we successfully delivered on our product roadmap during 2021, launching a number of new products and features during the year, including our Programmatic TV Marketplace and Content-Level Targeting, deepening our differentiation within CTV, a key pillar in helping Tremor prepare for potential industry challenges such as changes to data privacy regulations.

As of 31 December 2021, Tremor had net cash of $367.7 million, an increase from last year of $ 270.3 million and the Board continually evaluates the best use of this capital to create value for its stakeholders. This includes share buybacks, as evidenced by the $75 million programme we announced post year-end in February 2022, with the aim to return value to shareholders and capitalise on the discounted valuation opportunity. Simultaneously, we continuously evaluate acquisition opportunities including consolidation plays, which would add significant scale to the Group, as well as the addition of capabilities which improve our platform; in tandem with exploring further potential strategic partnerships.

Our results for 2021 are very strong and have exceeded expectations, but we are very conscious of the potential impact of external factors on the advertising industry and stock markets in these unprecedented times, with factors including the recovery from the pandemic, supply chains constraints and, inflationary pressures tied in with present global economic and geopolitical uncertainty. Whilst we cannot control these macro headwinds, we remain confident in the strength of our business in managing these issues.

Finally, on behalf of the board of directors and management team at Tremor, I would like to thank the entire team around the world for their commitment and hard work during these challenging times.

The extraordinary progress that our company achieved in 2021 is a testament to the resilience of our team and business.

CHRISTOPHER STIBBS

Non-Executive Chairman

15 March 2022

Leading Growth & Profitability Profile	Robust Data Set	Management Team

Driven by efficient model and growth in customer adoption of tech-enabled solutions	Fully integrated into our platform for seamless activation & enhanced privacy change insulation	Industry veterans with extensive experience integrating acquisitions and returning capital

TREMOR INTERNATIONAL LTD ANNUAL REPORT 2021	05

CTV AND VIDEO Projected US industry growth through 2025: 24% CTV advertising spend Solid footprint in these fast-growing segments Enhanced and differentiated CTV offerings (Spearad) Exclusive global ACR data partnership (VIDAA) Programmatic TV Marketplace launch Content-level targeting solution launch 17% CTV + video advertising spend 27% of Contribution ex-TAC generated in CTV, while 80% of Contribution ex-TAC generated in VIDEO including CTV during 2021 06 TREMOR INTERNATIONAL LTD ANNUAL REPORT 2021

STRATEGIC REPORT GOVERNANCE FINANCIAL STATEMENTS

INDUSTRY CHALLENGES: HOW TREMOR IS PREPARED

Challenges

Privacy changes
Cookie deprecation
IDFA changes
SUPPLY CHAIN
AND INFLATION

Advantages

Contextual targeting
Robust data footprint
Supporting major universal identify solutions in the market
End-to-end eliminates data loss
Developing Tremor Universal ID
Low exposure to cookies
Content-level targeting
High exposure to CTV
HIGHLY DIVERSIFIED CUSTOMER BASE

TREMOR INTERNATIONAL LTD ANNUAL REPORT 2021 07

STRATEGIC REPORT GOVERNANCE FINANCIAL STATEMENTS INDUSTRY CHALLENGES: HOW TREMOR IS PREPARED Challenges Privacy changes Cookie deprecation SUPPLY CHAIN AND INFLATION IDFA changes Advantages Contextual targeting Robust data footprint Supporting major universal End-to-end eliminates identify solutions in the market data loss Developing Tremor Low exposure to Universal ID cookies Content-level targeting High exposure to CTV HIGHLY DIVERSIFIED CUSTOMER BASE TREMOR INTERNATIONAL LTD ANNUAL REPORT 2021 07

CHIEF EXECUTIVE OFFICER’S REVIEW

"2021 was the culmination of a highly transformational period for Tremor. We achieved excellent organic revenue and adjusted EBITDA growth and our data driven end-to-end technology platform, with a sharp on CTV and Video, continues to receive high levels of market adoption.”

INTRODUCTION

Tremor delivered a record performance across 2021 both in terms of growth and profitability, which continues to validate our strategy of establishing Tremor as the go-to end -to-end business platform specialising in CTV, video and data. Despite the macroeconomic challenges posed by continued pandemic-related headwinds and global supply chain issues, we are seeing ongoing momentum within the business and remain encouraged by the results we are generating.

In the year-ended 31 December 2021, the Company delivered record Contribution ex-TAC of $302.0 million (2020: $184.3 million), reflecting 64% organic growth, and Adjusted EBITDA of $161.2 million (2020: $ 60.5 million), representing an organic increase of 166%. Pleasingly, our Contribution ex-TAC generated internationally increased organically by 33% to $26.8 million (2020: $20.1 million). This robust organic growth was underpinned by strong adoption of our data-powered end-to-end technology platform, increased CTV spend and ongoing robust traction within self-service and tech-enabled programmatic activity.

As of 31 December 2021, the Group held net cash of $367.7 million, an increase of $270.3 million versus the prior year. This was achieved by both by our highly cash generative and profitable business model and our successful dual listing on NASDAQ in June 2021, which generated $134.6 million in cash proceeds. Going forward, we believe that our strong balance sheet will enable us to maintain sustained growth both organically and through potential M&A. In addition, our cash position enabled us to initiate a $75 million share buyback programme post period-end in March 2022, with the aim of generating increased value for shareholders in both the near and long term future. .

OPERATIONAL REVIEW

End-to-end technology stack

We believe Tremor’s unique end-to-end strategy elevates our offering above those of our peers, and in an increasingly competitive market, is a key differentiating factor for the business as we continue to grow. The model comprises a Demand Side Platform (DSP), Data Management Platform (DMP), Supply Side Platform (SSP), and, most recently, a CTV ad server and Header bidder following our acquisition of Spearad in October.

Our strong focus on product development and successful integration of multiple key acquisitions over the past few years has resulted in a vast, intuitive, and data-driven platform with the ability to service a wide variety of customers across almost all digital channels. We firmly believe that end-to-end is the most efficient operating model in the industry, providing simplicity, greater reach and usage of data, improved supply path optimisation, and increased transparency, all of which enhance returns for customers.

We are able to capitalise on our strong relationships with both advertisers and media partners by connecting them directly via our platform. Customers leveraging us for their end-to-end buying needs enjoy strong pricing advantages as we consolidate all transaction fees within one ecosystem to maximise the proportion of advertisers’ budgets going to publishers. Accordingly, our end-to-end platform helped us generate a strong 2021 net customer retention rate of 150.3%, further evidence of the effectiveness of our model and its ability to aptly fulfil our customers’ holistic needs.

CTV and video

CTV and video remain key growth drivers for Tremor, generating 27% and 80% of our Contribution ex-TAC respectively in 2021. We were pleased to see revenue increase by 118% for CTV and 69% for video over the course of the year and believe these segments will continue to drive growth in 2022 and beyond. This has been further reinforced by certain of our peers increasing focus in these areas, however, given our successful track-record within these segments, we believe Tremor is intrinsically at an advantage.

08	TREMOR INTERNATIONAL LTD ANNUAL REPORT 2021

STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS

With research consensus currently projecting ad spend in the US to increase by between 15% and 25% by 2025, it is clear that our significant existing footprint in this fast-growing industry leaves us well-positioned to capitalise on the predicted surge in demand for programmatic advertising solutions. Our recent acquisition of Spearad, exclusive global ACR data partnership with VIDAA, and launch of Programmatic TV Marketplaces are evidence of our commitment to continually enhancing and diversifying our offering within the broader CTV ecosystem, and we believe will help us to retain our competitive edge over industry peers in the coming years.

New business wins

We have been delighted with the ongoing new business momentum we achieved throughout 2021.

Our SSP, Unruly, markedly increased its reach, adding 77 new US supply partners in the second half of the year across a number of growth verticals including sports, entertainment and lifestyle, as well as with OEMs and Multicast Video On-Demand businesses. We also continue to receive excellent feedback from premium CTV partners on our self-service solution for publishers, Unruly CTRL..

Our data-driven creative studio, Tr.lY, also played a pivotal role in empowering campaigns and enhancing engagement in a meaningful manner. It provides a key differentiator for Tremor, enabling us to drive higher levels of campaign spend to our platform from both new and existing customers.

Acquisition of Spearad

In October 2021, we completed the strategic acquisition of Spearad, a global CTV ad server and header bidder with a robust user interface and advanced tools for ad pod monetisation. Tremor will seek to leverage Spearad’s advanced technical capabilities to capture a larger segment of global CTV inventory via both current and future media partners. Spearad’s technology will also enable Tremor to strengthen and extend customer relationships by providing enhanced control over CTV inventory and further opportunities to drive additional revenue growth. We expect to begin to see the main contribution from the acquisition in the second half of 2022 and beyond.

Strategic partnership with VIDAA

Q4 2021 also saw us further strengthen our CTV and data capabilities by securing a major strategic partnership with VIDAA, a subsidiary of Hisense. VIDAA is the operating system for major OEMs that include Hisense, Toshiba and others. With a distribution that currently spans approximately 20 million smart TVs worldwide, and with this expected to grow to more than 40 million in the coming years, VIDAA is a commercially significant partner for Tremor.

In Q2 of 2022, we expect to gain exclusive global access to VIDAA’s ACR data, enabling us to dramatically bolster our targeting capabilities and rapidly expand our reach both in the US and internationally. We expect to monetize our partnership through growth in key markets including Canada, Australia, Germany and the UK starting in the second half of 2022.

TREMOR INTERNATIONAL LTD ANNUAL REPORT 2021	09

CHIEF EXECUTIVE OFFICER’S REVIEW continued

FUTURE-PROOFING OUR PLATFORM

We believe Tremor’s robust data footprint, end-to-end technology platform, and core focus on CTV leaves us well-positioned to adapt and evolve our business strategy to overcome both industry-level and broader macro-economic challenges.

The potentially disruptive impact of changing data privacy regulations on ad-tech companies’ business operations has been a consistent talking point within the investment community in recent years, particularly with regards to IDFA changes, cookie deprecation, and following Google’s announcement of its ‘Privacy Sandbox’ initiative on Android.

Despite these uncertainties, we remain confident in the overall resilience of our business. Our DSP and SSP share the same audience graph, eliminating the risk of data loss when syncing platforms, and ensuring that our end-to-end solution is aptly configured to facilitate the smooth implementation of any future changes required from a data privacy perspective.

Our reliance on cookies from a revenue standpoint is also relatively low, insulating us from any associated headwinds relative to industry peers with higher levels of third-party cookie exposure. We believe this unique combination of factors will enable us to continue to deliver for our customers in the face of ever-tightening industry regulations and a rapidly evolving ad-tech landscape.

With regards to challenges associated with supply chain constraints and inflation, we saw evidence of lower advertising spends during Q4 2021 which continued into Q1 2022. Supply pressures, and associated reductions in ad spend, were particularly pronounced in sectors such as automotive and electronics due to acute global chip shortages. However, the highly diversified nature of our customer base and revenue streams has helped to offset any significantly adverse impact on our overall business, with Tremor seeing additional demand in other industry segments, such as CPG.

GROWTH STRATEGY

Our performance across 2021 was a solid endorsement of our ability to deliver against our ambitious growth strategy, and we firmly believe that we have a strong growth trajectory ahead of us. We intend to further capitalise on the rapidly-expanding marketplace within which we operate, with our core growth engines remaining focused around CTV and Programmatic activity, such as PMP and self-serve platforms.

ACQUISITION OF SPEARAD

Enables Tremor to capture large segment of global CTV
inventory through current and future media partners

10	TREMOR INTERNATIONAL LTD ANNUAL REPORT 2021

STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS

SUMMARY AND OUTLOOK

2021 was the culmination of a highly transformational period for Tremor. We achieved excellent organic revenue and adjusted EBITDA growth and our data driven end-to-end technology platform, with a sharp on CTV and Video, continues to receive high levels of market adoption. End-to-end is increasingly becoming the preferred model for advertisers and media customers due to its simplicity, ability to adapt to industry and macro trends, and insulation from future changes to data privacy regulations.

Our growth profile and efficient end-to-end solution are the basis of our strong profitability and healthy balance sheet, the combination of which helps to facilitate a healthy pipeline of growth opportunities. The highly cash-generative nature of the business remains a key asset, providing us with the means to expand our investment in technology, sales and marketing to support organic growth, whilst also supplying the capital required to continually evaluate and execute exciting potential M&A opportunities.

In the immediate term, we will continue to leverage our newly added products and strategic partnerships, to further augment the platform, whilst returning significant value to shareholders through our $75 million buyback. Looking to the future, we believe Tremor remains ideally positioned to capitalise on a rapidly expanding digital advertising and CTV market both in the US and internationally, and we look forward to delivering on our operational and strategic objectives to achieve our growth aspirations.

I would like to take this opportunity to thank everyone at Tremor for their hard work and commitment throughout what has been another truly remarkable year for the business. Although 2021 was at times challenging, the superior talent and dedication of our people was showcased through the continued expansion of our market-leading ad-tech offering and successful execution of our ambitious growth strategy, both of which laid the foundation for another excellent annual performance.

OFER DRUKER

Chief Executive Officer

15 March 2022

INDUSTRY LEADING
MARGIN PROFILE

CHIEF FINANCIAL OFFICER’S REVIEW

"Revenue increased by $130 million, or
61.4%, to $341.9 million for the year ended
31 December 2021..."

In June 2021, we were extremely pleased to have successfully completed a dual listing on NASDAQ which generated $134.6 million in cash proceeds, net of issuance costs. The dual listing also enabled strong exposure to US markets, greater access to capital and increased access to a broader investor base.

Adjusted EBITDA increased by $100.7 million from $60.5 million for the year ended 31 December 2020 to $161.2 million for the year ended 31 December 2021. The increase was primarily driven by strong customer adoption of data-powered end-to-end technology platform, increased CTV spend, and robust traction within self-service and tech-enabled programmatic activity.

Revenue increased by $130 million, or 61.4%, to $341.9 million for the year ended 31 December 2021 from $211.9 million for the year ended 31 December 2020. Approximately $105 million of the increase was attributable to the growth of our Programmatic businesses as advertiser spend on CTV increased and we experienced significantly greater adoption of our self-service and various tech-enabled programmatic offerings. The remainder of the revenue increase was attributable to the growth of our Performance business.

Cost of revenues (exclusive of depreciation and amortization) increased by $11.8 million, or 19.8%, to $71.6 million for the year ended 31 December 2021 from $59.8 million for the year ended 31 December 2020. The increase was primarily driven by increased revenue in our Performance activity.

Gross profit margin increased by 10%, to 79% for the year ended 31 December 2021 (2020: 72%). This is primarily attributable to revenue growth within our Programmatic businesses outpacing cost of revenue growth driven largely by increased revenue within our Performance activity.

Research and development expenses increased by $5.2 million, or 38.9% to $18.4 million for the year ended 31 December 2021 from $13.3 million for the year ended 31 December 2020. This increase was primarily driven by a $2.6 million increase in personnel costs due mainly to increases head count, growth and increased share-based compensation of $2.9 million. This was partially offset by the decrease in expense for research and development and engineering tools and services of $0.5 million attributable to operational efficiencies.

Selling and marketing expenses increased by $5.8 million or 8.5% to $74.6 million for the year ended 31 December 2021 from $68.8 million for the year ended 31 December 2020. This increase was mainly driven by increased commission cost of $2.7 million resulting from our business growth and share based compensation expenses of $2.6 million.

General and administrative expenses increased by $33.8 million or 114.0% to $63.5 million for the year ended 31 December 2021 from $29.7 million for the year ended 31 December 2020. This increase was primarily driven by (i) an increase personnel costs of $2.5 million related to the special bonus awarded in connection with the completion of our initial public offering (ii) our share-based compensation expenses of $22.8 million related the grant of RSUs and PSUs for the executive officers and directors of the Company under our equity incentive plans, (iii) $6 million of expenses in doubtful debts related to a specific and probability weighted estimate which is consistent with our overall growth in activities and (iv) professional services of $ 2.4 million mainly as a result of expenses related to being a public reporting company in the United States.

12	TREMOR INTERNATIONAL LTD ANNUAL REPORT 2021

STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS

As of 31 December 2021, our net cash* increased by 277%, from $97.5 million for the year ended 31 December 2020 to $367.7 million for the year ended 31 December 2021. This increase was primarily driven by (i) the net cash provided by operating activities of $170.1 million, and (ii) the net cash provided by financing activities of $116.9 million, which was driven largely by the generation of $134.6 million net of issuance costs, from our dual-listing on NASDAQ in June 2021 as well as proceeds from the exercise of share options of $1.4 million. Net cash provided by financing activities was partially offset by acquisition of own shares of $6.6 million and leases repayment of $10.0 million, as well as payment of financial liability of $2.4 million. Our overall net cash balance was partially offset by net cash used in investing activities of $16.5 million, which is derived from acquisition of subsidiaries, net of cash acquired of

$11.0 million, acquisition and capitalization of intangible assets of $5.0 million as well as the acquisition of fixed assets of $3.4 million. This net usage of cash by investing activities was partially offset by lease payment receipt of $2.5 million and proceeds from sale of business unit of $0.4 million.

SAGI NIRI

Chief Financial Officer

15 March 2022

*Net cash is defined as cash and cash equivalents less short and long-term interest-bearing debt including capital leases

Adjusted EBITDA
			2020 $'000	2021 $'000
Total comprehensive income (loss) for the year			4,975	70,591
Foreign currency translation differences for foreign operation			(2,836)	2,632
Taxes on income			(9,581)	(948)
Financial expense (income), net			1,417	2,187
Depreciation and amortization			45,187	40,259
Stock-based compensation			14,490	42,818
Other expenses			1,700	—
Restructuring			4,637	508
Acquisition-related cost			524	253
IPO related one-time cost			—	2,938
Adjusted EBITDA			60,513	161,238

Profit (loss) from operations
	2020		2021
	As reported $'000	As a percentage of revenue %	As reported $'000	As a percentage of revenue %
Revenues	211,920	100.0	341,945	100.0
Cost of revenues (exclusive of depreciation
and amortization shown separately below)	59,807	28.2	71,651	21.0
Research and development	13,260	6.3	18,422	5.4
Selling and marketing	68,765	32.4	74,611	21.8
General and administrative	29,678	14.0	63,499	18.6
Depreciation and amortization	45,187	21.3	40,259	11.7
Other expenses (income), net	1,248	0.6	(959)	(0.3)
Profit (loss) from operations	(6,025)	(2.8)	74,462	21.8

TREMOR INTERNATIONAL LTD ANNUAL REPORT 2021	13

BOARD OF DIRECTORS

CHRISTOPHER STIBBS Non-Executive Chairman	OFER DRUKER Chief Executive Officer	SAGI NIRI Chief Financial Officer	YANIV CARMI Chief Operating Officer
Christopher Stibbs has served
as a member of our board of
directors since May 2019 and
as our Non-Executive
Chairperson since September
2020. Mr. Stibbs has over 25
years of experience as an
executive in the media
industry. Until August 2019, he
served as Chief Executive of
The Economist Group (the
“Economist Group”). Previously,
he held a number of roles
within the group including
head of the Economist
Intelligence Unit (the group’s
B2B arm) and Chief Financial
Officer. He is credited with
overseeing the Economist
Group’s resilience and
transition through the
unprecedented disruption
experienced by the publishing
industry over the last 15 years.
Prior to this, he held positions
with Pearson and Incisive
Media. Mr. Stibbs is a fellow of
the Associations of Chartered
Accountants and Corporate
Treasurers, currently has a
non-executive role at Oxford
University Press and is
Chairman of Times Higher
Education.	Ofer Druker has served as our
Chief Executive Officer and as
a member of our board of
directors since April 2019
following the completion of
the merger with RhythmOne.
From November 2017 to April
2019, Mr. Druker served as our
Executive Chairman of the
Tremor Video division and
was instrumental in our
successful integration of
Tremor Video after its
acquisition in August 2017.
Previously, Mr. Druker was the
founder and Chief Executive
Officer of Matomy Media
Group Ltd., a data-driven
advertising company
(“Matomy”) until April 2017,
having built Matomy from its
inception in 2007 into a digital
media company. Mr. Druker
was responsible for leading
and integrating Matomy’s
most important strategic
transactions, including the
acquisitions of Team Internet,
Media Whiz, Mobfox and
Optimatic.	Sagi Niri has served as our
Chief Financial Officer since
March 2020 and as a member
of our board of directors since
June 2020. Mr. Niri has over 20
years of experience in finance
and leadership roles in the
technology and real estate
sectors. Mr. Niri previously
served as Chief Executive
Officer of Labs (“Labs”), and
Chief Financial Officer of
LabTech Investments Ltd.,
Labs’ parent company, which
owns and manages office,
retail and residential real
estate in London. In addition,
Mr. Niri spent over nine years
at Matomy, initially as Chief
Operating Officer/Chief
Financial Officer and more
recently as Chief Executive
Officer. Mr. Niri is a member of
the Institute of Certified Public
Accountants in Israel and
holds an M.B.A. in Finance
from Manchester University
and a B.A. in Corporate
Finance from the College of
Management in Israel.	Yaniv Carmi has served as our
Chief Operating Officer since
March 2020 and as a member
of our board of directors since
2014. Mr. Carmi previously
served as our Chief Financial
Officer from January 2010 to
March 2020. He is currently
responsible for the delivery of
our business plan and driving
our growth ambitions. Mr. Carmi
was instrumental in our initial
public offering of our ordinary
shares on AIM in 2014 and in
the subsequent global
expansion in operations,
including significant M&A
activity. He is an experienced
finance professional, whose
previous roles include tax and
audit senior at KPMG Israel.
Mr. Carmi is also a Certified
Public Accountant and holds
a B.A. in Economics and
Accounting from Ben-
GurionUniversity and an M.B.A.
in Financial Management from
Tel Aviv University.

14	TREMOR INTERNATIONAL LTD ANNUAL REPORT 2021

STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS

NEIL JONES
Senior Non-Executive Director

Neil Jones has served as a
member of our board of
directors since 2014. Mr. Jones
is currently Chief Operating
Officer and a member of the
board of directors of
Huntsworth plc, a healthcare
communications and public
relations group, which is listed
on the Main Market of the
London Stock Exchange.
Between February 2016 and
October 2019, Mr. Jones held
the position of Chief Financial
Officer at Huntsworth plc. He
joined Huntsworth plc from
ITE Group plc, the international
exhibitions group, where he
held the position of Chief
Financial Officer from 2008.
Between 2003 and 2008,
Mr. Jones was Group Finance
Director at Tarsus Group plc,
and prior to that, he spent five
years as Finance Director
(Europe) at Advanstar
Communications. Mr. Jones
has a B.A. in Economics from
the University of Manchester
and completed the ACA in July
1990 with Price Waterhouse.

REBEKAH BROOKS
Non-Executive Director

Rebekah Brooks has served
as a member of our board of
directors since June 2020.
Ms. Brooks is Chief Executive
of British newspaper publisher
News Corp UK and Ireland,
part of News Corp, a position
she has held since 2015,
having first joined News Corp
in 1989. Starting as a feature
writer for the News of the
World, Ms. Brooks became
Editor of the Sun in 2003, a
position she held until July
2009. From 2009 to 2011, she
served as Chief Executive of
News International, overseeing
a period of significant growth

in newspaper operating
profit and paid-for digital
subscriptions at The Times.
Following her appointment as
Chief Executive of News Corp
UK and Ireland, Ms. Brooks
restructured the Sun’s online
strategy, driving significant
audience growth. In 2016, she
also oversaw the strategic
acquisition of Wireless, the
owner of national radio brands
talkSPORT, talkRADIO and
Virgin Radio. Ms. Brooks is a
Director of News Group
Newspapers and Times
Newspapers, and a Non-
Executive Director of PA
Group, the parent company
of the Press Association.

JOANNA PARNELL
Non-Executive Director

Joanna Parnell has served as
a member of our board of
directors since 2014. Ms. Parnell
is the Co-Founder of strategic
marketing consultancy
Project50, designing
commercial growth strategies
for C-suite business leaders in
the United Kingdom and the
United States. Previously,
Ms. Parnell was Managing
Partner at Wavemaker
(formerly MEC), one of the
world’s leading media agency
networks and owned by WPP
plc, where she led the paid
digital and data team,
overseeing the agency’s focus
on data driven campaigns.
Prior to moving to Wavemaker
in March 2016, Ms. Parnell was
Director of Strategy and sat
on the management team at
Unique Digital (now a WPP plc
company), with responsibility
for setting product and
business strategy, including
leading the multichannel
planning strategy (crossdevice
and cross-platform), managing
product heads and driving
key initiatives across data
buying, attribution modelling

and biddable media
adaptation. Ms. Parnell has a
Masters in German and
Business from the University of
Edinburgh and studied at the
London School of Marketing
between 2005 and 2006.

NORM JOHNSTON
Non-Executive Director

Norm Johnston has served
as a member of our board of
directors since June 2020.
Mr. Johnston is a veteran
employee of News Corp.
Until recently, he was the
Chief Executive Officer of
Unruly, the digital advertising
business we acquired in
January 2020, a position he
has held since April 2018.
Mr. Johnston has been
involved in digital marketing
since joining the marketing
industry’s first digital agency,
Modem Media in 1995. In
1997, Mr. Johnston launched
Modem Media UK (“Modem”),
one of Britain’s first and most
successful digital agencies.
After Modem was acquired by
Publicis in 2007, Mr. Johnston
joined WPP and GroupM’s
Mindshare, where he held a
number of senior roles
between 2007 and 2018,
including Global Chief Digital
Officer and Global Chief
Executive Officer of its FAST
business unit, a team of over
2,000 specialists in 115 cities
working for global clients
such as Unilever, Nestle and
American Express. Mr. Johnston
holds a B.A. in Economics
and Political Science from
Northwestern University and
an M.B.A. in Marketing from
Duke University’s Fuqua
School of Business.

LISA KLINGER
Non-Executive Director

Lisa Klinger has served as
a member of our board of
directors since April 2021.
Ms. Klinger has nearly 30 years
of experience in international
finance. Most recently,
Ms. Klinger was Chief Financial
Officer at Ideal Image
Development Corp, one of
the largest cosmetic and
aesthetic services providers
in the United States, between
2018 and 2019, and prior to
that she held the role of Chief
Financial and Administrative
Officer between 2016 and 2017
at Peloton Interactive Inc., the
American exercise equipment
and media company.
Ms. Klinger has also held
senior finance roles at Fresh
Market Inc., where she was
Executive and Vice President,
Chief Financial Officer for
three years, as well as at
Michaels Stores Inc., where
she was Senior Vice President,
Finance and Treasurer for
four years, and Acting Chief
Financial Officer. Ms. Klinger is
currently a member of the
board of directors and the
chair of the audit committee
of Emerald Holding Inc.
(NYSE:EEX), a leading
operator of B2B trade shows
in the United States, and a
member of the board of
directors of PartyCity HoldCo
Inc. (NYSE:PRTY), a party
goods retailer in North
America. Ms. Klinger holds a
B.S.B.A. in Finance from
Bowling Green State University.

TREMOR INTERNATIONAL LTD ANNUAL REPORT 2021	15

CORPORATE GOVERNANCE REPORT

The Board is responsible to shareholders for the effective direction and control of the Company, with the aim of generating long-term success for Tremor. This report describes the framework for corporate governance and internal controls that the directors have established to enable them to carry out this responsibility.

The directors recognise the importance of high standards of corporate governance and have chosen to adopt the Quoted Companies Alliance Corporate Governance Code (the “QCA Code”) as the basis of the Company’s governance framework. This is in line with the London Stock Exchange’s AIM Rules requiring all AIM-listed companies to adopt and comply with a recognised corporate governance code. As an Israeli company, the Company also complies with the corporate governance provisions of Israel’s Companies Law, 5759-1999 (the “Companies Law”), and the City Code on Takeovers and Mergers does not apply to the Company. In addition, the Company is subject to the corporate governance rules of the U.S. Securities and Exchange Commission (the “SEC”) and NASDAQ as described in the Company’s filings with the SEC.

The Board believes that good corporate governance reduces risks within the business, promotes confidence and trust amongst its stakeholders and is an important part of the effectiveness and efficiency of the Company’s management framework.

The QCA Code includes ten broad principles that the Board strives to implement in order to deliver on its responsibilities to the Company’s shareholders. The table below references how the Board complies with the principles of the QCA Code. The QCA Code can be found on the QCA’s website: www.theqca.com.

DELIVER GROWTH

1. Establish a strategy and business model which promote long-term value for shareholders

Tremor consistently reiterates its strategy in both its communications, which include RNS, filings with the SEC and presentations to stakeholders, and its financial results statements.

We believe that programmatic advertising is still an underpenetrated market that will experience robust growth over the next decade as ad budgets continue to shift to digital and digital continues to shift towards programmatic execution. We intend to capitalize on these secular trends by pursuing growth opportunities that include:

•	Focus on Core Areas of Growth in Video and CTV

CTV is the fastest growth format within digital advertising, and this trend is expected to continue over the next several years according to eMarketer. In the United States, CTV ad spend is expected to grow at a CAGR of 24.3% from 2021 to 2025, and Video is expected to grow at a CAGR of 15.0%, reaching $105.6 billion by 2025. Digital video and CTV comprised 91% of our revenue without performance activity for the year ended December 31, 2021, and has been a core focus for us since inception. We plan to leverage our existing expertise in Video and CTV to increase our market share and introduce new technologies and solutions.

•	Introduce New Products and Invest in our Technology Stack

As we grow our market share and add new customers, we continue to invest in our technology stack and develop new innovative products. We are continuously trying to introduce new innovative solutions and products to the rapidly evolving digital advertising market. Some potential areas of growth and investment include enhancing our proprietary data sets, enhancing our CTV solution capabilities and marketplace, audience targeting, expanding our alternative identifier solutions and enhancing our global platform coverage capabilities.

We are providing customers with creative alternatives to plan and execute their campaigns giving them complimentary scale and opportunities to enhance current audience targeting strategies. For example, we offer, and will continue to enhance, contextual targeting solutions from content data collected via our publisher partnerships as well as third-party solutions integrated into our ecosystem.

There is market movement away from cookie-based tracking which has created an increase in demand for alternate solutions. We have partnerships, and are integrating, with major alternative identifier solutions such as IdentityLink and Unified ID 2.0. We are committed to helping define and support new privacy requirements and identifier mechanisms as the industry standards evolve. We believe that not everyone in the industry will adopt a single solution alternative to cookie-based tracking and we are building our platform to support various identifier solutions.

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STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS

•	Strengthen Our Relationship with Existing Customers

We are constantly improving functionality on our platform to attract new customers and encourage our existing customer base to allocate more of their ad spend and ad inventory to our platform. We believe as programmatic gains more widespread adoption and brands and publishers continue to focus on Video and CTV, we are strongly positioned to increase our customer base and generate additional revenue from existing customers.

•	Expand Our International Footprint and United States Market Share

We continue to acquire new publishers and advertisers globally and invest in expanding our global footprint, providing significant global demand and supply of digital ad impressions across all channels and formats. We will continue to invest in third-party integrations, maintaining and enhancing our platform’s flexibility. We are leveraging our existing technology stack to provide innovative solutions to new and existing customers regardless of location or platform. We consistently innovate and develop new tools and products that enable our customers to maximize their benefit from using our platform and services.

•	Continue to Bolster our Data Capabilities

We leverage real-time data, artificial intelligence and machine learning capabilities to synthesize, aggregate and contextualize vast amounts of data sets to help our advertisers and publishers optimize their digital ad spend/ inventory. Our DMP solution was architected to be flexible, which allows us to deliver impactful and unique insights that are agnostic to format or device type. By owning our own proprietary DMP solution, we are able to provide robust analytics, insights, and better segmentation on a global basis. We believe this gives us a large competitive advantage and enables higher ROI to our advertisers and optimal yield on digital inventory to our publishers.

•	Leverage our Industry Expertise and Target Select Acquisitions

We have been successful in past acquisitions and may direct our industry experience and focus to identify future complementary acquisitions to further broaden our scale and technology solutions. To the extent we identify attractive acquisition opportunities, we have the experience, leadership and track record to successfully execute strategic transactions and integrate acquired businesses into our platform.

The key challenges to the business and how these are mitigated are detailed on pages 27 to 30 of this report.

2. Seek to understand and meet shareholder needs and expectations

Tremor encourages dialogue with both its institutional and private shareholders, responding quickly and with transparency to all queries received. The Company provides the contact details for its IR advisers on its website. Tremor also engages with investors via its brokers in the UK, finnCap and Stifel.

Ofer Druker, Tremor’s CEO, Sagi Niri, Tremor’s CFO, and William Eckert, Tremor’s IR Director, meet regularly with institutional investors, usually in relation to the issuance of financial results, and endeavour to accommodate all meeting requests from investors.

The Board recognises the AGM as an important opportunity to meet private shareholders, however the Covid-19 pandemic has meant that shareholders were unable to attend the 2020 nor 2021 AGMs in person. The directors – both non-executive and executive – are typically also available to speak to shareholders informally immediately following the AGM. The Company’s executive directors hosted an investor presentation in November 2021 specifically to engage with the private investor community.

We have an active and engaged board, and a Chairman who regularly liaises with the Company's shareholders. Regular reports are provided to the Board on meetings with shareholders and any concerns are communicated.

Tremor also seeks to meet the needs of shareholders on an ad hoc basis where necessary, such as with webcasts and separate presentations attended by analysts and private investors.

TREMOR INTERNATIONAL LTD ANNUAL REPORT 2021	17

CORPORATE GOVERNANCE REPORT continued

3. Take into account wider stakeholder and social responsibilities and their implications for long-term success

Tremor’s management team encourages employees to share their feedback, ideas, and thoughts by promoting a transparent organisational culture and an “open door” policy. Employees share their feedback with their managers on a regular basis one-on-one. Those participating in the leadership programmes are asked to share their thoughts in group discussions and provide any feedback they might have in regard to management, culture and the Company’s actions. The Company also introduced internal surveys to garner employee feedback and satisfaction and to receive suggestions. The Company shares its list of core values with all employees, which are the foundation of its culture: “I C.A.N.” (Each day, we strive to be as Innovative, Committed + Collaborative and Authentic as possible, with No Ego).

Staff retention rate is a key consideration and is a factor in determining the bonus payment of the executive directors. Retention is also a matter reported on to the Board. Each year (with the exception of 2020 and 2021 due to COVID-19), at least one board meeting is held at the Company’s headquarters in Israel, where the non-executive directors interact with the employees and present to them.

The Company communicates and builds relationships with external stakeholders via its marketing efforts, including social media, events, PR, direct marketing and online advertising. The Company offers to meet with stakeholders at regular events globally, and occasionally directly contacts investors to offer meetings. During 2021, Tremor also appointed William Eckert to run the Company’s investor relations from an internal perspective.

Tremor has a ‘People & Culture’ programme, which includes providing employees with opportunities for volunteering in the community – with a particular focus on education – such as tutoring young people and collaborating with schools that care for underprivileged children. Tremor also regularly donates to charitable organisations.

4. Embed effective risk management, considering both opportunities and threats, throughout the organisation

The risks to the business and how these are mitigated are detailed on pages 27 to 30 and its internal control measures on page 24 of this report.

Both the executive directors and senior managers are responsible for reviewing and evaluating risk on an ongoing basis and the Board considers risks to the business at every board meeting. The Board also allocates certain meetings to have a more in-depth review of strategy and risk.

The Audit Committee of the Board consults with external advisers, including the internal auditor, as/when needed to support execution on strategy and risk mitigation, such as holding executive sessions with KPMG to discuss the audit process and the manner in which the Company’s finance team is expanding to address the significant international growth of the business.

MAINTAIN A DYNAMIC MANAGEMENT FRAMEWORK

5. Maintain the Board as a well-functioning, balanced team led by the chair

The composition, roles and responsibilities of the Board and its committees are set out on pages 20 to 24 of this report. The number of meetings of the Board and the committees are also detailed.

High level and in-depth analytic materials, including the minutes from the prior meeting, are sent in a timely manner ahead of each committee or board meeting allowing Board members adequate time to review them. After each meeting, the minutes are sent to the chair for review and approval. All directors have direct access to the advice and services of the Company Secretary and are able to take independent professional advice in the furtherance of the duties, if necessary, at the Company’s expense.

The composition of the Board is outlined on pages 14 to 15 of this report.

The time devoted by directors to their duties varies depending on the activities of the company. In 2021, the board held 18 meetings. Each year (with the exception of 2020 and 2021 due to COVID-19), the Board typically holds at least one 3-day meeting to review strategy and interact with senior managers. All executive directors work full-time for Tremor and the non -executive Chairman spends a minimum of three to four days per month on Tremor business. This is primarily typically via in-person or virtual meetings, or phone calls with management, brokers and shareholders. The other non-executive directors spend a minimum of two days per month on their duties, primarily through typically formal face-to-face meetings, although these were also hosted virtually during 2021 and phone calls with management and other board members.

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STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS

6. Ensure that between them the directors have the necessary up-to-date experience, skills and capabilities

The composition of the Board and the credentials of the individual directors are outlined on pages 14 to 15 of this report. All of the directors remain active in the media and marketing industry – working for public and private companies – which ensures that their skillsets remain highly complementary to the Tremor business.

The Sustainability, Nominating and Governance Committee of the Board oversees the hiring process and makes recommendations to the Board on new board appointments as well as re-election of existing directors. Prior to any new member joining the Board, a search for candidates is conducted, with any subsequent appointment made on merit, against objective criteria, and with due regard for the benefits of diversity on the Board, including gender. The Sustainability, Nominating and Governance Committee also considers succession planning.

7. Evaluate Board performance based on clear and relevant objectives, seeking continuous improvement

The Board currently runs a self-evaluation process on its effectiveness and encourages open and transparent communication.

All directors are subject to re-election by the shareholders each year (excluding the non-executive directors, who were formerly classified as external directors and will be subject to re -election every year commencing 2023, in accordance with Israeli law).

The executive directors are subject to an annual performance review during which they are measured against pre-set criteria.

The Board constantly looks to ensure that the executive management of the Company evolves. The Company conducts a leadership programme to ensure talent can be promoted within the business. If there are skills gaps, the Company looks to fill those externally. At present, the directors are confident there is sufficient talent within the Company to be able to appoint new leadership from within.

8. Promote a corporate culture that is based on ethical values and behaviours

Tremor’s ‘People & Culture’ programme is designed to preserve the culture of the Company. It includes “lecture of the month” which is used to present different private and public social initiatives that aim to encourage employee volunteering and social awareness. Tremor also offers volunteering opportunities directly to its employees.

The Company has a ‘Leadership Programme’ that is designed to facilitate career progression while promoting leadership based on Tremor’s core values and ethical behaviour. Similarly, the Company’s recruiting efforts and methods are based on the notion of being the culture’s gate keepers: aiming to recruit people who are a cultural fit and share a common ground of ethical values and behaviours.

The Company’s senior management team observes the culture of the Company in operation at the local business units (throughout its geographies) through visits and maintaining company culture is a matter discussed by the Board. The Board also maintains regular dialogue with company management outside of the executive directors to monitor the disposition of the broader employee-base and ensure the continuation of a healthy, growth-oriented culture.

9. Maintain governance structures and processes that are fit for purpose and support good decision-making by the Board

The Corporate Governance Report on pages 15 to 19 of this report details the corporate governance structures and processes for the Company.

BUILD TRUST

10. Communicate how the company is governed and is performing by maintaining a dialogue with shareholders and other relevant stakeholders

Tremor describes its communication practices in its annual report under ‘Relationship with Shareholders’ (page 24 of this report).

TREMOR INTERNATIONAL LTD ANNUAL REPORT 2021	19

THE BOARD AND COMMITTEES

BOARD OF DIRECTORS

The Board is responsible for the overall strategy and financial performance of the Company and has a formal schedule of matters reserved for its approval. In order to lead the development of the strategy of the Company and the progress of financial performance, the Board is provided with timely and comprehensive information that enables the Board to review and monitor the performance of the Company and to ensure the Company is able to achieve its strategic goals.

Board Composition

The Board is currently comprised of three executive directors, Ofer Druker, Yaniv Carmi and Sagi Niri, and six non-executive directors, Christopher Stibbs (Chairman of the Board), Neil Jones, Joanna Parnell, Lisa Klinger, Rebekah Brooks and Norman Johnston. The balance between executive and non-executive directors does not allow any group to dominate the Board’s decision making.

Collectively, the non-executive directors bring a valuable range of expertise in assisting the Company to achieve its strategic aims. The effectiveness of the Board benefits from the following skills and experience which the current Board members possess: advertising, media, finance and accounting, governance, research and development and technology expertise.

Operation of the Board

The Company Secretary, Yaniv Carmi, together with Chief Financial Officer, Sagi Niri, are responsible for ensuring that the Company complies with the statutory and regulatory requirements and maintains high standards of corporate governance. They support and work closely with the Chairman of the Board, the Chief Executive Officer and the Board committee chairs in setting agendas for meetings of the Board and its committees and support the transfer of timely and accurate information flow from and to the Board and the management of the Company.

The Board holds its meetings in accordance with its scheduled calendar. During 2021, the Board met virtually on 18 occasions. The Board also holds regular telephone calls to update the members on operational and other business, and the Board convenes occasionally for additional updates and conversations on ad-hoc emerging matters that arise in-between the scheduled Board meetings. A majority of the Board members, which constitutes the legal quorum for a board meeting, attended each of the board meetings. Each board meeting is preceded by a clear agenda and any relevant information is provided to directors in advance of the meeting.

An agreed procedure exists for directors in the furtherance of their duties to take independent professional advice. Newly appointed directors are to be made aware of their responsibilities through the Company Secretary. The Company provides the directors with training sessions via internal meetings, presentations and conversations which are conducted by Company advisors, management and other relevant persons during the year in order to enable greater awareness and understanding of the Company’s business and the environment in which it operates.

The Board has established properly constituted Audit, Compensation and Sustainability, Nominating and Governance committees of the Board with formally delegated duties and responsibilities.

AUDIT COMMITTEE

Companies Law Requirements

Under the Companies Law, the board of directors of a public company must appoint an audit committee.

Listing Requirements

Under the corporate governance rules of NASDAQ, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.

Our audit committee consists of Neil Jones, Joanna Parnell and Lisa Klinger. Lisa Klinger serves as the chairperson of the audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the corporate governance rules of NASDAQ. Our board of directors has determined that each of and Neil Jones is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the corporate governance rules of NASDAQ.

Our board of directors has determined that each member of our audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.

20	TREMOR INTERNATIONAL LTD ANNUAL REPORT 2021

STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS

Audit Committee Role

Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee, which are consistent with the Companies Law, the SEC rules and the corporate governance rules of and include:

•	retaining and terminating our independent auditors, subject to ratification by the board of directors, and in the case of retention, to ratification by the shareholders;

•	pre-approving audit and non-audit services to be provided by the independent auditors and related fees and terms;

•	overseeing the accounting and financial reporting processes of our company and audits of our financial statements, the effectiveness of our internal control over financial reporting and making such reports as may be required of an audit committee under the rules and regulations promulgated under the Exchange Act;

•	reviewing with management and our independent auditor our annual and quarterly financial statements prior to publication or filing (or submission, as the case may be) to the SEC;

•	recommending to the board of directors the retention and termination of the internal auditor, and the internal auditor’s engagement fees and terms, in accordance with the Companies Law as well as approving the yearly or periodic work plan proposed by the internal auditor;

•	reviewing with our general counsel and/or external counsel, as deemed necessary, legal and regulatory matters that could have a material impact on the financial statements;

•	identifying irregularities in our business administration by among other things, consulting with the internal auditor or with the independent auditor, and suggesting corrective measures to the board of directors;

•	reviewing policies and procedures with respect to transactions between the Company and officers and directors (other than transactions related to the compensation or terms of service of officers and directors), or affiliates of officers or directors, or transactions that are not in the ordinary course of the Company’s business and deciding whether to approve such acts and transactions if so required under the Companies Law; and

•	establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

COMPENSATION COMMITTEE

Companies Law Requirements

Under the Companies Law, the board of directors of a public company must appoint a compensation committee.

Listing Requirements

Under the corporate governance rules of NASDAQ, we are required to maintain a compensation committee consisting of at least three independent directors.

Our compensation committee consists of Neil Jones, Joanna Parnell and Lisa Klinger. Neil Jones serves as chairperson of the committee. Our board of directors has determined that each member of our compensation committee is independent under the corporate governance rules of NASDAQ, including the additional independence requirements applicable to the members of a compensation committee.

Compensation Committee Role

In accordance with the Companies Law, the roles of the compensation committee are, among others, as follows:

•	making recommendations to the board of directors with respect to the approval of the compensation policy for office holders;

•	reviewing the implementation of the compensation policy and periodically making recommendations to the board of directors with respect to any amendments or updates of the compensation policy;

•	resolving whether or not to approve arrangements with respect to the terms of office and employment of office holders; and

•	exempting, under certain circumstances, transactions with our Chief Executive Officer from the approval of our shareholders.

TREMOR INTERNATIONAL LTD ANNUAL REPORT 2021	21

THE BOARD AND COMMITTEES continued

Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee, which are consistent with the corporate governance rules of NASDAQ and include among others:

•	recommending to our board of directors for its approval a compensation policy in accordance with the requirements of the Companies Law as well as other compensation policies, incentive-based compensation plans and equity-based compensation plans, and overseeing the development and implementation of such policies and recommending to our board of directors any amendments or modifications the committee deems appropriate, including as required under the Companies Law;

•	reviewing and approving the granting of options and other incentive awards to our Chief Executive Officer and other executive officers, including reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other executive officers, including evaluating their performance in light of such goals and objectives;

•	approving and exempting certain transactions regarding office holders’ compensation pursuant to the Companies Law; and

•	administering our equity-based compensation plans, including without limitation, approving the adoption of such plans, amending and interpreting such plans and the awards and agreements issued pursuant thereto, and making awards to eligible persons under the plans and determining the terms of such awards.

Compensation Policy under the Companies Law

In general, under the Companies Law, a public company must have a compensation policy approved by its board of directors after receiving and considering the recommendations of the compensation committee.

The compensation policy must be based on certain considerations, include certain provisions and reference certain matters as set forth in the Companies Law. The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement.

The compensation policy must be determined and later reevaluated according to certain factors, including: the advancement of the company’s objectives, business plan and long-term strategy; the creation of appropriate incentives for office holders, while considering, among other things, the company’s risk management policy; the size and the nature of the company’s operations; and with respect to variable compensation, the contribution of the office holder towards the achievement of the company’s long-term goals and the maximization of its profits, all with a long-term objective and according to the position of the office holder.

The compensation policy must furthermore consider the following additional factors:

•	the education, skills, experience, expertise and accomplishments of the relevant office holder;

•	the office holder’s position and responsibilities;

•	prior compensation agreements with the office holder;

•	the ratio between the cost of the terms of employment of an office holder and the cost of the employment of other employees of the company, including employees employed through contractors who provide services to the company, in particular the ratio between such cost to the average and median salary of such employees of the company, as well as the impact of disparities between them on the work relationships in the company;

•	if the terms of employment include variable components — the possibility of reducing variable components at the discretion of the board of directors and the possibility of setting a limit on the value of non-cash variable equity-based components; and

•	if the terms of employment include severance compensation — the term of employment or office of the office holder, the terms of the office holder’s compensation during such period, the company’s performance during such period, the office holder’s individual contribution to the achievement of the company goals and the maximization of its profits and the circumstances under which he or she is leaving the company.

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STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS

The compensation policy must also include, among other things:

•	with regards to variable components:

•	with the exception of office holders who report to the chief executive officer, a means of determining the variable components on the basis of long-term performance and measurable criteria; provided that the company may determine that an immaterial part of the variable components of the compensation package of an office holder shall be awarded based on non-measurable criteria, if such amount is not higher than three months’ salary per annum, taking into account such office holder’s contribution to the company;

•	the ratio between variable and fixed components, as well as the limit of the values of variable components at the time of their payment, or in the case of equity-based compensation, at the time of grant;

•	a condition under which the office holder will return to the company, according to conditions to be set forth in the compensation policy, any amounts paid as part of the office holder’s terms of employment, if such amounts were paid based on information later to be discovered to be wrong, and such information was restated in the company’s financial statements;

•	the minimum holding or vesting period of variable equity-based components to be set in the terms of office or employment, as applicable, while taking into consideration long-term incentives; and

•	a limit to retirement grants.

Our compensation policy was last adopted by our compensation committee, board of directors and shareholders on April 30, 2021 and is filed as an exhibit to this Annual Report.

SUSTAINABILITY, NOMINATING AND GOVERNANCE COMMITTEE

Our sustainability, nominating and governance committee consists of Neil Jones, Joana Parnell and Christopher Stibbs. Christopher Stibbs serves as chairperson of the committee. Our board of directors has adopted a sustainability, nominating and governance committee charter setting forth the responsibilities of the committee, which include:

•	overseeing and assisting our board in reviewing and recommending nominees for election as directors;

•	assessing the performance of the members of our board; and

•	establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to our board a set of corporate governance guidelines applicable to our business.

CONFLICTS OF INTEREST

The Company has procedures for the disclosure and review of any conflicts, or potential conflicts, of interest in compliance with the Companies Law, which the directors may have and for the authorisation of such conflict matters by the Board.

Under the Companies Law, any transaction of the Company with a director or any transaction of the Company in which a director has a personal interest requires the approval of the Board. The transaction must not be approved if it is not in the Company’s best interest. If the transaction is an extraordinary transaction (i.e. a transaction that is not in the ordinary course of business, that is not on market terms or that is likely to have a material impact on a company’s profitability, assets or liabilities), then Audit Committee approval is required in addition to Board approval.

If the transaction concerns exculpation, indemnification, insurance or compensation of the director, then the approvals of the Compensation Committee, the Board and the shareholders by way of ordinary resolution are required (in that order).

A director who has a personal interest in a matter that is considered at a meeting of the Board, the Audit Committee or the Compensation Committee may not attend that meeting or vote on that matter, unless a majority of the Board, the Audit Committee or the Compensation Committee, as applicable, has a personal interest in the matter. If a majority of the Board, the Audit Committee or the Compensation Committee, as applicable, has a personal interest in the transaction, then shareholder approval, by way of ordinary resolution, is also required. The authorisation of a conflict matter, and the terms of authorisation, may be reviewed at any time by the Board.

TREMOR INTERNATIONAL LTD ANNUAL REPORT 2021	23

THE BOARD AND COMMITTEES continued

The Board considers that these procedures are operating effectively. There have been no matters of a material nature arising requiring assessment by the Board as a potential conflict during the year.

RELATIONSHIP WITH SHAREHOLDERS

The Company encourages the participation of both institutional and private investors. The Chief Executive Officer and Chief Financial Officer meet regularly with institutional investors, usually in regard to the issuance of half and full year results. Communication with private individuals is maintained through the Annual General Meeting and the Company’s annual and interim reports. In addition, further details on the strategy and performance of the Company can be found on its website (www.tremorinternational.com), which includes copies of the Company’s press releases.

Regular updates are provided to the Board on meetings with shareholders and analysts, and brokers’ opinions. Non-executive directors are available to meet major shareholders, if required. Investors are also encouraged to contact the Company’s Investor Relations advisors, Vigo Consulting in the UK, and KCSA in the US.

INTERNAL CONTROLS

The Board maintains full control and direction over appropriate strategic, financial, organisational and compliance issues. The Company’s organisational structure has clearly defined lines of authority, responsibility and accountability, which is reviewed regularly. The annual budget and forecasts are reviewed by the Board prior to approval being given. This includes the identification and assessment of the business risks inherent in the Company and the digital media industry as a whole along with associated financial risks.

The Board has overall responsibility for the Company’s systems of internal control and for monitoring their effectiveness. Although no system of internal control can provide absolute assurance against material misstatement or loss, the Company’s systems are designed to provide the directors with reasonable assurance that issues are identified on a timely basis and dealt with appropriately.

The Company’s key internal financial control procedures include:

•	review by the Board of actual results compared with budget and forecasts;

•	reviews by the Board of year-end forecasts;

•	the establishing of procedures for acquisitions, capital expenditure and expenditure incurred in the ordinary course of business;

•	the appraisal and approval of proposed acquisitions; and

•	the appointing of experienced and suitably qualified staff to take responsibility for key business functions to ensure maintenance of high standards of performance.

The external auditors are engaged to express an opinion on the financial statements. They discuss with management the reporting of operational results and the financial condition of the Company, to the extent necessary to express their audit opinion.

In accordance with Companies Law, the Board must appoint an internal auditor nominated following the recommendation of the Audit Committee. The primary role of the internal auditor is to examine whether a company’s actions comply with the law and proper business procedure. The internal auditor may be an employee of the Company but may not be an interested party or office holder, or a relative of any interested party or office holder and may not be a member of the Company’s independent accounting firm or its representative. The Company’s internal auditor is Yisrael Gewirtz (Fahn Kanne Control Management Ltd., Grant Thornton Israel).

AUDIT AND AUDITOR INDEPENDENCE

An additional responsibility of the Audit Committee is to keep under review the scope and cost effectiveness of the external audit. This includes recommending to the Board the appointment of the external auditors and reviewing the scope of the audit, approving the audit fee and, on an annual basis, the Committee being satisfied that the auditors are independent.

Somekh Chaikin, member firm of KPMG International, is retained to perform audit and audit-related work on the Company and its subsidiaries. The Audit Committee monitors the nature and extent of non-audit work undertaken by the auditors. It is satisfied that there are adequate controls in place to ensure auditor independence and objectivity. Periodically, the Audit Committee monitors the cost of non-audit work undertaken by the auditors. The Audit Committee considers that it is in a position to take action if at any time it believes that there is a risk of the auditors’ independence being undermined through the award of this work.

24	TREMOR INTERNATIONAL LTD ANNUAL REPORT 2021

STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS

TAKEOVERS & MERGERS

TAKEOVERS & MERGERS

As the Company is incorporated in Israel, it is subject to Israeli law and the City Code on Takeovers and Mergers does not apply to the Company.

Mergers

The Companies Law permits merger transactions, provided that each party to the transaction obtains the approval of its board of directors and shareholders (excluding certain merger transactions which do not require the approval of the shareholders, as set forth in the Companies Law).

Pursuant to the Company’s Articles of Association, the shareholders of the Company are required to approve the merger by the affirmative vote of a majority of the Ordinary Shares of the Company represented at the shareholders meeting in person or by proxy and voting thereon. In addition, for purposes of the shareholder vote of each party, the merger will not be deemed approved if a majority of the shares not held by the other party, or by any person who holds 25 per cent. or more of the shares or the right to appoint 25 per cent. or more of the directors of the other party, has voted against the merger.

The Companies Law requires the parties to a proposed merger to file a merger proposal with the Israeli Registrar of Companies, specifying certain terms of the transaction. Each merging company’s board of directors and shareholders must approve the merger. Shares in one of the merging companies held by the other merging company or certain of its affiliates are disenfranchised for purposes of voting on the merger. A merging company must inform its creditors of the proposed merger. Any creditor of a party to the merger may seek a court order blocking the merger, if there is a reasonable concern that the surviving company will not be able to satisfy all of the obligations of the parties to the merger. Moreover, a merger may not be completed until at least 50 days have passed from the time that the merger proposal was filed with the Israeli Registrar of Companies and at least 30 days have passed from the approval of the shareholders of each of the merging companies.

In addition, the provisions of the Companies Law that deal with ‘‘arrangements’’ between a company and its shareholders may be used to effect squeeze-out transactions in which the target company becomes a wholly-owned subsidiary of the acquirer. These provisions generally require that the merger be approved by a majority of the participating shareholders holding at least 75 per cent. of the shares voted on the matter, as well as 75 per cent. of each class of creditors. In addition to shareholder approval, court approval of the transaction is required.

Under the Companies Law, in the event the Company enters into a merger or an “arrangement” under the Companies Law (as described above), the provisions of the Companies Law and the Articles of Association rules with respect to tender offers (as described below) do not apply.

SPECIAL TENDER OFFER

The Companies Law provides that an acquisition of shares of a public Israeli company must be made by means of a special tender offer if, as a result of the acquisition, the purchaser could become a holder of 25 per cent. or more of the voting rights in the Company. This rule does not apply if there is already another holder of at least 25 per cent. of the voting rights in the Company.

Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser could become a holder of more than 45 per cent. of the voting rights in the company, if there is no other shareholder of the company who holds more than 45 per cent. of the voting rights in the company.

A special tender offer must be extended to all shareholders of a company, but the offeror is not required to purchase shares representing more than 5 per cent. of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders. A special tender offer may be consummated only if (i) at least 5 per cent. of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer. Shares that are acquired in violation of this requirement to make a tender offer will be deemed Dormant Shares (as defined in the Companies Law) and will have no rights whatsoever for so long as they are held by the acquirer.

TREMOR INTERNATIONAL LTD ANNUAL REPORT 2021	25

TAKEOVERS & MERGERS continued

FULL TENDER OFFER

Under the Companies Law, a person may not purchase shares of a public company if, following the purchase, the purchaser would hold more than 90 per cent. of the company’s shares or of any class of shares, unless the purchaser makes a tender offer to purchase all of the target company’s shares or all the shares of the particular class, as applicable. If, as a result of the tender offer, either:

•	the purchaser acquires more than 95 per cent. of the company’s shares or a particular class of shares and a majority of the shareholders that did not have a Personal Interest accepted the offer; or the appointing of experienced and suitably qualified staff to take responsibility for key business functions to ensure maintenance of high standards of performance.

•	the purchaser acquires more than 98 per cent. of the company’s shares or a particular class of shares;

then, the Companies Law provides that the purchaser automatically acquires ownership of the remaining shares. However, if the purchaser is unable to purchase more than 95 per cent. or 98 per cent., as applicable, of the company’s shares or class of shares, the purchaser may not own more than 90 per cent. of the shares or class of shares of the target company.

26	TREMOR INTERNATIONAL LTD ANNUAL REPORT 2021

STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS

DIRECTORS’ REPORT

PRINCIPAL ACTIVITIES

Tremor is a global company offering an end-to-end software platform that enables advertisers to reach relevant audiences and publishers to maximize yield on their digital advertising inventory. Tremor uses its proprietary technology to deliver impactful brand stories to target audiences through digital ad technology and advanced audience data. Tremor’s omni-channel capabilities deliver global advertising campaigns across all formats and channels, with an expertise in video format ads on all devices (“Video”) and Connected TV (“CTV”).

BUSINESS REVIEW

The information that fulfils the requirements of the business review, including details of the 2021 results, principal risks and uncertainties and the outlook for future years, are set out in the Chairman’s, Chief Executive Officer’s and Chief Financial Officer’s statements on pages 04 to 13, and in this Directors’ Report.

DIRECTORS

The following Directors held office as indicated below for the year ended 31 December 2021 and up to the date of signing the consolidated financial statements except where otherwise shown.

Christopher Stibbs – Non-Executive Chairman
(Throughout 2021-present)

Ofer Druker – Chief Executive Officer

(Throughout 2021 – present)

Yaniv Carmi – Chief Operating Officer

(Throughout 2021 – present)

Sagi Niri – Chief Financial Officer

(Throughout 2021-present)

Joanna Parnell – Non-Executive Director
(Throughout 2021 – present)

Neil Jones – Non -Executive Director
(Throughout 2021 – present)

Rebekah Brooks – Non-Executive Director
(Throughout 2021 – present)

Norman Johnston – Non-Executive Director
(Throughout 2021 – present)

Lisa Klinger – Non-Executive Director
(From April 2021 – present)

DIRECTORS’ COMPENSATION AND INTERESTS

The Compensation Report is set out on pages 32 to 33. It includes details of Directors’ compensation, interests in the Ordinary Shares of the Company and share options.

CORPORATE GOVERNANCE

The Board’s Corporate Governance Report is set out on pages 16 to 19.

DIRECTORS’ RESPONSIBILITIES

The Companies Law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company as at the end of the relevant financial year pursuant to applicable accounting standards.

The Directors, after considering the risks and uncertainties and after reviewing the Company’s operating budgets, investment plans and financing arrangements, consider that the Company has sufficient resources at their disposal to continue their operations for the foreseeable future. Accordingly, the financial statements have been prepared on a going concern basis.

PRINCIPLE RISKS AND UNCERTAINTIES

The Directors assess and monitor the key risks of the business on an ongoing basis. Following are the principal risks and uncertainties that could have a material effect on the Company’s performance:

Risks Relating to Our Business

•	Our success and revenue growth are dependent on adding new advertisers and publishers, effectively educating and training our existing advertisers and publishers on how to make full use of our platform and increasing usage of our platform by advertisers and publishers.

•	Our business depends on our ability to maintain and expand access to advertising spend, including spend from a limited number of DSPs, agencies and advertisers.

•	Our business depends on our ability to maintain and expand access to valuable inventory from publishers, including our largest publishers.

•	If we fail to make the right investment decisions in our platform, or if we fail to innovate and develop new solutions that are adopted by advertisers and publishers, we may not attract and retain advertisers and publishers, which could have an adverse effect on our business, results of operations and financial condition.

•	Significant parts of our business depend on relationships with data providers for data sets used to deliver targeted campaigns.

•	Our business depends on our ability to collect, use and disclose certain data, including CTV data, to deliver advertisements. Any limitation imposed on our collection, use or disclosure of this data could significantly diminish the value of our platform and cause us to lose publishers, advertisers and revenue. Consumer tools, regulatory restrictions and technological limitations all threaten our ability to use and disclose data.

TREMOR INTERNATIONAL LTD ANNUAL REPORT 2021	27

DIRECTORS’ REPORT continued

•	If the use of third-party “cookies,” mobile device IDs, CTV data collection or other tracking technologies is restricted without similar or better alternatives (and adoption of such alternatives), our platform’s effectiveness could be diminished and our business, results of operations and financial condition could be adversely affected.

•	Our failure to meet content and inventory standards and provide services that our advertisers and publishers trust could harm our brand and reputation and negatively impact our business, operating results and financial condition.

•	We must grow rapidly to remain a market leader and to accomplish our strategic objectives. If we fail to grow, or fail to manage our growth effectively, the value of our company may decline.

•	The market for programmatic buying for advertising campaigns is relatively new and evolving. If this market develops slower or differently than we expect, our business, operating results and financial condition could be adversely affected.

•	If we fail to detect or prevent fraud on our platform, or malware intrusion into the systems or devices of our publishers and their consumers, publishers could lose confidence in our platform and we could face legal claims that could adversely affect our business, results of operations and financial condition.

•	If the use of digital advertising is rejected by consumers, through opt-in, opt-out or ad-blocking technologies or other means, it could have an adverse effect on our business, results of operations and financial condition.

•	We must scale our platform infrastructure to support anticipated growth and transaction volume. If we fail to do so, we may limit our ability to process inventory and we may lose revenue.

•	Disruptions to service from our third-party data center hosting facilities and cloud computing and hosting providers could impair the delivery of our services and harm our business.

•	We face potential liability and harm to our business based on the human factor of inputting information into our platform.

•	Any failure to protect our intellectual property rights could negatively impact our business.

Risks Relating to the Market in Which We Operate

•	If the non-proprietary technology, software, products and services that we use are unavailable, have future terms we cannot agree to or do not perform as we expect, our business, operating results and financial condition could be harmed.

•	Our revenue and results of operations are highly dependent on the overall demand for advertising. Factors that affect the amount of advertising spending, such as economic downturns, inflation, supply constraints and the COVID-19 pandemic, can make it difficult to predict our revenue and could adversely affect our business, results of operations and financial condition.

•	Our global operations subject us to certain risks beyond our control and may adversely affect our financial results.

•	The extent to which the ongoing COVID-19 pandemic, including the resulting global economic uncertainty, and measures taken in response to the pandemic, could adversely affect our business, results of operations and financial condition will depend on future developments, which are highly uncertain and difficult to predict.

•	Any decrease in the use of the advertising or publishing channels that we primarily depend on, or failure to expand into emerging channels, could adversely affect our business, results of operations and financial condition.

•	If CTV develops in ways that prevent advertisements from being delivered to consumers, our business, results of operations and financial condition may be adversely affected.

•	The market in which we participate is intensely competitive, and we may not be able to compete successfully with our current or future competitors.

•	Seasonal fluctuations in advertising activity could have a material impact on our revenue, cash flow and operating results.

•	If we do not effectively grow and train our sales and support teams, we may be unable to add new customers or increase usage of our platform by our existing customers and our business will be adversely affected.

•	The United Kingdom’s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business.

28	TREMOR INTERNATIONAL LTD ANNUAL REPORT 2021

STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS

Risks Relating to Our Employees and Location in Israel

•	Our long-term success depends on our ability to operate internationally making us susceptible to risks associated with cross-border sales and operations.

•	We depend on our executive officers and other key employees, and the loss of one or more of these employees could harm our business.

•	Inability to attract and retain other highly skilled employees could harm our business.

•	Conditions in Israel could materially and adversely affect our business.

•	Your rights and responsibilities as our shareholder will be governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.

•	Provisions of Israeli law and our amended and restated articles of association may delay, prevent or make undesirable an acquisition of all or a significant portion of our ADSs or assets.

•	Our amended and restated articles of association provide that unless we consent to an alternate forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any claims arising under the Securities Act of 1933, as amended (the “Securities Act”), which may limit the ability of our shareholders to initiate litigation against us or increase the cost thereof.

•	It may be difficult to enforce a U.S. judgment against us, our officers and directors in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors.

Risks Relating to Our Financial Position

•	Our operating history makes it difficult to evaluate our business and prospects and may increase the risk associated with your investment.

•	We often have long sales cycles, which can result in significant time and investment between initial contact with a prospect and execution of an agreement with an advertiser or publisher, making it difficult to project when, if at all, we will obtain new advertisers or publisher and when we will generate revenue from them.

•	We are subject to payment-related risks and, if our advertisers do not pay or dispute their invoices, our business, financial condition and operating results may be adversely affected.

•	Future acquisitions or strategic investments could be difficult to identify and integrate, divert the attention of management, and could disrupt our business, dilute shareholder value and adversely affect our business, results of operations and financial condition.

Risks Relating to Legal or Regulatory Constraints

•	We are subject to regulation with respect to political advertising, which lacks clarity and uniformity.

•	We are subject to laws and regulations related to data privacy, data protection and information security and consumer protection across different markets where we conduct our business, including in the United States, the European Economic Area (“EEA”) and the United Kingdom and industry requirements and such laws, regulations and industry requirements are constantly evolving and changing.

•	If publishers, buyers, and data providers do not obtain necessary and requisite consents from consumers for us to process their personal data, we could be subject to fines and liability.

•	We generally do not have a direct relationship with consumers who view advertisements placed through our platform, so we may not be able to disclaim liabilities from such consumers through terms of use on our platform.

•	We face potential liability and harm to our business based on the nature of our business and the content on our platform and we are, and may be in the future, involved in commercial disputes with counterparties with whom we do business.

•	We are subject to anti-bribery, anti-corruption and similar laws and non-compliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation.

Risks Relating to Our ADSs

•	The price of our ADSs and the trading volume of our ADSs may be volatile, and you may lose all or part of your investment.

•	There was no public market for our ADSs prior our IPO in June 2021, and an active trading market may not develop at the rate and volume expected which may impact investors’ ability to sell our ADSs.

•	If we do not meet the expectations of equity research analysts, if they do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our ADSs, the price of our ADSs and trading volume could decline.

•	The dual listing of our ordinary shares and our ADSs may adversely affect the liquidity and value of our ordinary shares and ADSs.

TREMOR INTERNATIONAL LTD ANNUAL REPORT 2021	29

DIRECTORS’ REPORT continued

•	We qualify as an emerging growth company, as defined in the Securities Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ADSs less attractive to investors because we may rely on these reduced disclosure requirements.

•	We are foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

•	We may lose our “foreign private issuer” status in the future, which could result in significant additional costs and expenses.

•	As we are a “foreign private issuer” and follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all NASDAQ corporate governance requirements.

•	The market price of our ADSs could be negatively affected by future issuances and sales of our ADSs or ordinary shares.

•	We cannot guarantee that we will repurchase any of our ordinary shares pursuant to our announced repurchase plan or that our repurchase plan will enhance long-term shareholder value.

•	There can be no assurance that we will not be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to United States Holders of our ADSs.

•	If a United States person is treated as owning at least 10% of our ADSs, such holder may be subject to adverse U.S. federal income tax consequences.

•	We have broad discretion over the use of proceeds we received in our IPO and may not apply the proceeds in ways that increase the value of your investment.

•	We incur increased costs as a result of operating as a U.S. listed public company, and our management is required to devote substantial time to new compliance initiatives and corporate governance practices.

•	Because we may not pay any cash dividends on our ADSs in the future, capital appreciation, if any, may be holders of ADSs sole source of gains and they may never receive a return on their investment.

•	Securities traded on AIM may carry a higher risk than securities traded on other exchanges, which may impact the value of your investment.
•	You may not be able to exercise your right to vote the ordinary shares underlying your ADSs.

•	Holders of the ADSs are not able to exercise the pre-emptive subscription rights related to the ordinary shares that they represent and may suffer dilution of their equity holding in the event of future issuances of our ordinary shares.

•	Holders of ADSs may not receive distributions on our ordinary shares in the form of ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.

•	ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favourable outcomes to the plaintiff(s) in any such action.

•	Holders of our ADSs or ordinary shares have limited choice of forum, which could limit your ability to obtain a favourable judicial forum for complaints against us, the depositary or our respective directors, officers or employees.

•	Holders of ADSs may be subject to limitations on transfer of their ADSs.

•	Exposure to foreign currency exchange rate fluctuations could negatively impact our results of operations.

•	A small number of significant beneficial owners of our shares acting together have significant influence over matters requiring shareholder approval, which could delay or prevent a change of control.

For additional details on the risks and uncertainties, please see the risk factors described in Item 3 .D. of our Annual Report on Form 20-F for the year ended December 31, 2021, as filed with the SEC on March 15, 2022, and available on the SEC’s website at www.sec.gov and on the company’s website at https://investors.tremorinternational.com/financial-results/ sec-filings.

30	TREMOR INTERNATIONAL LTD ANNUAL REPORT 2021

STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS

RESEARCH AND DEVELOPMENT

Our business model enables us to invest into our research and development efforts, which have helped grow our business. Our platform is extremely efficient at managing large amounts of complex data and is leveraged by both our advertisers and publishers in real time. We are committed to innovative technologies and rapid introduction of enhanced functionalities to support the dynamic needs of our advertisers and publishers. We therefore expect technology and development expense to increase as we continue to invest in our platform to support increased volume of advertising spend and our international expansion.

Our technology and development team is based in the United States and Israel and comprises 108 employees.

Research and development expenses were $18.4 million, $13.3 million and $16.2 million in 2021, 2020 and 2019, respectively, and accounted for 9.4%, 8.4% and 12.0% of our operating expenses in 2021, 2020 and 2019, respectively.

Our success depends, in part, on our ability to protect the proprietary methods and technologies that we develop or otherwise acquire. We rely on copyright, trade secret laws, confidentiality procedures and contractual provisions to protect our proprietary methods and technologies, and own more than 50 patents. We rely upon common law protection for certain marks, such as “Tremor” and “Tremor Video.”

We generally enter into confidentiality and/or license agreements with our employees, consultants, vendors and advertisers, and we generally limit access to, and distribution of, our proprietary information. We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost effective.

SHARE CAPITAL AND SUBSTANTIAL SHAREHOLDINGS

Details of the share capital of the Company as at 31 December 2021 are set out in Note 3 to the consolidated financial statements.

At 27 May 2022, the total issued and outstanding number of Ordinary Shares were 152,952,424 and 33,796,966 Ordinary Shares were held in treasury as dormant shares. The following held 3% or more of the ordinary share capital of Tremor:

Shareholder	%
Mithaq Capital SPC	22.2
Toscafund Asset Management	14.2
Schroder Investment Management	10.1
News Corp	5.6
JB Capital Partners	3.6
Hargreaves Lansdown Asset Management	3.4
Interactive Investor	3.2
River & Mercantile Asset Management	3.2

INDEPENDENT AUDITORS

Somekh Chaikin, Tel Aviv, Israel (PCAOB ID 1057), a member of KPMG International, has served as our independent registered public accounting firm for 2021 and 2020. Following are KPMG International's fees for professional services in each of the respective fiscal years:

	Year ending December 31,
	2021	2020
	'000	'000
Audit Fees	551	724
Audit-related fees	125	0
Tax fees	213	249
Total	889	973

(1)“Audit fees” are the aggregate fees paid for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

(2)“Audit-related fees” are the aggregate fees paid for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees. These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

Pre-Approval Policies and Procedures

The advance approval of the Audit Committee or members thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors.

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit service, audit-related service and tax services that may be performed by our independent accountants.

EVENTS AFTER THE REPORTING PERIOD

For significant events after the reporting period please refer to Note 23 on page 74.

TREMOR INTERNATIONAL LTD ANNUAL REPORT 2021	31

COMPENSATION REPORT

DIRECTORS’ COMPENSATION

The Board recognises that Directors’ Compensation is of legitimate interest to the shareholders. The Company operates within a competitive environment, performance depends on the individual contributions of the Directors and employees and it believes in rewarding vision and innovation. As an Israeli company listed on the AIM market of the London Stock Exchange, the Company is not required to comply with the requirements of Schedule 8 to the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008.

POLICY ON DIRECTORS’ COMPENSATION

The policy of the Board is to provide executive compensation packages designed to attract, motivate and retain Directors of the calibre necessary to maintain the Company’s position. It aims to provide sufficient levels of compensation to do this, but to avoid paying more than is necessary. The compensation will also reflect the Director’s responsibilities.

COMPENSATION

The compensation of the Directors in 2021 was as follows (all amounts in GBP – NIS 4.443: GBP 1, USD 1.376: GBP 1):

Christopher Stibbs	315,222
Ofer Druker	13,538,158
Yaniv Carmi	6,525,916
Sagi Niri	5,189,399
Neil Jones	116,325
Joanna Parnell	105,680
Rebekah Brooks	90,411
Norman Johnston	90,714
Lisa Klinger*	34,036

*Appointed Non-executive Director 30 April 2021

The Compensation Committee is formally required to meet not less than twice a year and at such other times as necessary. The Compensation Committee has responsibility for determining, within the agreed terms of reference, the Company’s policy on the compensation packages of the Company’s Chief Executive Officer, the Chairman of the Board, the executive and non-executive Directors, the Company Secretary and other senior executives. The Compensation Committee also has responsibility for: (i) recommending to the Board a compensation policy for Directors and executives and monitoring its implementation; (ii) approving and recommending to the Board and the Company’s shareholders, the total individual compensation package of the Chairman of the Board, each executive and non-executive director and the Chief Executive Officer (including bonuses, incentive payments and share options or other share awards); and (iii) approving and recommending to the Board the total individual compensation package of the Company Secretary and all other senior executives (including bonuses, incentive payments and share options or other share awards), in each case within the terms of the Company’s policy and in consultation with the Chairman of the Board and/or the Chief Executive Officer. No Director or manager may be involved in any discussions as to their own compensation. The Compensation Committee comprises Neil Jones, Joanna Parnell and Lisa Klinger and is chaired by Neil Jones and operates under written terms of reference.

32	TREMOR INTERNATIONAL LTD ANNUAL REPORT 2021

STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS

COMPENSATION OF EXECUTIVES AND OTHER MANAGERS

The compensation of the Company’s five most highly compensated executives and managers (including two of its executive directors) in 2021 was as follows (all amounts in GBP):

	Base salary	Bonus	Share-based	Total
Ofer Druker	747,146	845,203	11,945,808	13,538,158
Yaniv Carmi	533,996	684,593	5,307,327	6,525,916
Sagi Niri	291,188	521,439	4,376,773	5,189,399
Anthony Flaccavento	314,618	441,399	649,619	1,405,635
Steven Sottile	296,662	314,503	648,249	1,259,414

NEW GRANTS DURING THE PERIOD

During 2021, the Group granted 3,256 thousand share options and 10,034 thousand Restricted Share Units (RSUs) and Performance Stock Units (PSUs) to its executive officers and employees from outstanding awards under Tremor’s equity incentive plans.

Director	Number of RSU/ PSU granted during 2021	Total number of RSU/ PSU held as of 10 March 2022
Ofer Druker	3,750,000	4,272,180
Yaniv Carmi	1,650,000	1,948,038
Sagi Niri	1,350,000	1,542,500

*	Ofer Druker exercised 2,424,150 RSU/PSU during 2021

**	Yaniv Carmi exercised 1,031,318 RSU/PSU during 2021

***	Sagi Niri exercised 333,900 RSU/PSU during 2021

DIRECTORS’ AND RELATED PARTIES' INTERESTS

As of 10 March 2022:

	Number of ordinary shares	Number of ordinary shares under option and RSUs and PSUs	Percentage holding of Total Voting Rights	Percentage holding on a fully diluted basis
Ofer Druker	2,960,455	4,272,180	1.92%	4.21%
Yaniv Carmi	1,255,523	1,948,038	0.81%	1.87%
Sagi Niri	403,900	1,542,500	0.26%	1.13%
Joanna Parnell	Nil	Nil	Nil	Nil
Neil Jones	5,000	Nil	0.00%	0.00%
Christopher Stibbs	Nil	Nil	Nil	Nil
Rebekah Brooks	Nil	Nil	Nil	Nil
Norman Johnston	Nil	Nil	Nil	Nil
Lisa Klinger	Nil	Nil	Nil	Nil

TREMOR INTERNATIONAL LTD ANNUAL REPORT 2021	33

FINANCIAL STATEMENTS

USE OF NON-IFRS FINANCIAL INFORMATION

In addition to our IFRS results, we review certain non-IFRS financial measures to help us evaluate our business, measure our performance, identify trends affecting our business, establish budgets, measure the effectiveness of investments in our technology and development and sales and marketing, and assess our operational efficiencies. These non-IFRS measures include Contribution ex-TAC, Adjusted EBITDA, Non-IFRS Net Income (Loss) and Non-IFRS Earnings (Loss) per share, each of which is discussed below.

These non-IFRS financial measures are not intended to be considered in isolation from, as substitutes for, or as superior to, the corresponding financial measures prepared in accordance with IFRS. You are encouraged to evaluate these adjustments, and review the reconciliation of these non-IFRS financial measures to their most comparable IFRS measures, and the reasons we consider them appropriate. It is important to note that the particular items we exclude from, or include in, our non-IFRS financial measures may differ from the items excluded from, or included in, similar non-IFRS financial measures used by other companies. See “Reconciliation of Revenue to Contribution ex-TAC,” “Reconciliation of net income (loss) to Adjusted EBITDA,” and “Reconciliation of net income (loss) to non-IFRS income (loss),” included as part of this press release.

•	Contribution ex-TAC: Contribution ex-TAC is defined as our gross profit plus depreciation and amortization attributable to cost of revenues and cost of revenues (exclusive of depreciation and amortization) minus the Performance media cost (“traffic acquisition costs” or “TAC”). Contribution ex-TAC is a supplemental measure of our financial performance that is not required by, or presented in accordance with, IFRS. Contribution ex-TAC should not be considered as an alternative to gross profit as a measure of financial performance. Contribution ex-TAC is a non-IFRS financial measure and should not be viewed in isolation. We believe Contribution ex-TAC is a useful measure in assessing the performance of Tremor International, because it facilitates a consistent comparison against our core business without considering the impact of traffic acquisition costs related to revenue reported on a gross basis.

•	Adjusted EBITDA: We define as total comprehensive income for the period adjusted for foreign currency translation differences for foreign operations, financing expenses, net, tax benefit, depreciation and amortization, stock-based compensation, restructuring, acquisition and IPO-related costs and other expenses (income), net. Adjusted EBITDA is included in the press release because it is a key metric used by management and our board of directors to assess our financial performance. Adjusted EBITDA is frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Management believes that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business.

•	Adjusted EBITDA margin: we define as Adjusted EBITDA as a percentage of Contribution ex-TAC.

•	Non-IFRS Income (Loss) and Non-IFRS Earnings (Loss) per Share: We define non-IFRS earnings (loss) per share as non-IFRS income (loss) divided by non-IFRS weighted-average shares outstanding. Non-IFRS income (loss) is equal to net income (loss) excluding stock-based compensation, cash and non-cash based acquisition and related expenses, including amortization of acquired intangible assets, merger related severance costs, transaction expenses. In periods in which we have non-IFRS income, non-IFRS weighted-average shares outstanding used to calculate non-IFRS earnings per share includes the impact of potentially dilutive shares. Potentially dilutive shares consist of stock options, restricted stock awards, restricted stock units, and potential shares issued under the Employee Stock Purchase Plan, each computed using the treasury stock method. We believe non-IFRS earnings (loss) per share is useful to investors in evaluating our ongoing operational performance and our trends on a per share basis, and also facilitates comparison of our financial results on a per share basis with other companies, many of which present a similar non-IFRS measure. However, a potential limitation of our use of non-IFRS earnings (loss) per share is that other companies may define non-IFRS earnings (loss) per share differently, which may make comparison difficult. This measure may also exclude expenses that may have a material impact on our reported financial results. Non-IFRS earnings (loss) per share is a performance measure and should not be used as a measure of liquidity. Because of these limitations, we also consider the comparable IFRS measure of net income (loss).

34	TREMOR INTERNATIONAL LTD ANNUAL REPORT 2021

STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS

Reconciliation of Net Income to Adjusted EBITDA

	2021	2020
	$'000	$'000%
Net Income	73,223	2,139	3,323%
Taxes benefit	(948)	(9,581)
Financial expense (income), net	2,187	1,417
Depreciation and amortization	40,259	45,187
Stock-based compensation	42,818	14,490
Other expenses	–	1,700
Restructuring & Acquisition costs	761	5,161
IPO related one-time costs	2,938	–
Adjusted EBITDA	161,238	60,513	166%

Reconciliation of Revenue to Contribution ex-TAC
	2021	2020
	$'000	$'000%
Revenues	341,945	211,920	61%
Cost of revenues (exclusive of depreciation and amortization)	(71,651)	(59,807)
Depreciation and amortization attributable to Cost of Revenues	(16,605)	(19,596)
Gross profit (IFRS)	253,689	132,517	91%
Depreciation and amortization attributable to Cost of Revenues	16,605	19,596
Cost of revenues (exclusive of depreciation and amortization)	71,651	59,807
Performance media cost	(39,970)	(27,638)
Contribution ex-TAC (Non-IFRS)	301,975	184,282	64%

Reconciliation of Net Income to Non-IFRS Net Income
	2021	2020
	$'000	$'000%
Net Income	73,223	2,139	3,323%
Acquisition and related items, including amortization of acquired
intangibles and restructuring	27,233	33,776
Stock-based compensation expense	42,818	14,490
IPO related one-time costs	2,938	–
Other expenses		1,700
Tax effect of Non-IFRS adjustments(1)	(19,435)	(13,800)
Non-IFRS Income	126,777	38,305	231%
Weighted average shares outstanding—diluted (in millions)(2)	152.7	138.7
Non-IFRS diluted EPS (in USD)	0.83	0.28	201%

(1)	Non-IFRS income includes the estimated tax impact from the expense items reconciling between net income and non-IFRS income
(2)	Non-IFRS earnings per share is computed using the same weighted-average number of shares that are used to compute IFRS earnings per share.

TREMOR INTERNATIONAL LTD ANNUAL REPORT 2021	35

AUDITORS’ REPORT TO THE SHAREHOLDERS

OF TREMOR INTERNATIONAL LTD.

Somekh Chaikin

17 Ha’arba’a Street, PO Box 609
KPMG Millennium Tower

Tel Aviv 6100601, Israel
+972 3 684 8000

We have audited the accompanying consolidated statements of financial position of Tremor International Ltd. and its subsidiaries (hereinafter – “the Company”) as of December 31, 2021 and 2020 and the related consolidated statements of operation and other comprehensive income, statements of changes in equity and statements of cash flows, for each of the three years in the period ended December 31, 2021. These financial statements are the responsibility of the Company’s Board of Director and of its Management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Israel, including standards prescribed by the Auditors Regulations (Manner of Auditor’s Performance) – 1973. Such standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2021 and 2020 and their results of operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, in accordance with International Financial Reporting Standards (IFRS).

Somekh Chaikin

Member Firm of KPMG International

February 24, 2022

36	TREMOR INTERNATIONAL LTD ANNUAL REPORT 2021

STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

as at 31 December 2021

	Note	2021 $'000	2020 $'000
Assets
Assets:
Cash and cash equivalents	10	367,717	97,463
Trade receivables, net	8	165,063	153,544
Other receivables	8	18,236	17,615
Current tax assets		981	2,029
Total Current Assets		551,997	270,651
Fixed assets, net	5	3,464	3,292
Right-of-use assets	6	13,955	18,657
Intangible assets, net	7	208,220	224,500
Deferred tax assets	4	24,431	*16,073
Other long term assets		672	1,834
Total non-current assets		250,742	264,356
Total assets		802,739	535,007

Liabilities and shareholders’ equity
Liabilities:
Current maturities of lease liabilities	6	7,119	9,047
Trade payables	9	161,812	125,863
Other payables	9	42,900	47,122
Current tax liabilities		8,836	3,162
Total current liabilities		220,667	185,194
Employee benefits		426	495
Long-term lease liabilities	6	7,876	12,162
Deferred tax liabilities	4	1,395	*319
Other long-term liabilities	20(c)	–	7,824
Total non-current liabilities		9,697	20,800
Total liabilities		230,364	205,994

Shareholders’ equity:	15
Share capital		442	380
Share premium		437,476	264,831
Other comprehensive income		698	3,330
Retained earnings		133,759	60,472
Total shareholders’ equity		572,375	329,013
Total liabilities and shareholders’ equity		802,739	535,007

Date of approval of the financial statements: February 24, 2022

*See Note 2f

The accompanying notes are an integral part of these consolidated financial statements.

TREMOR INTERNATIONAL LTD ANNUAL REPORT 2021	37

CONSOLIDATED STATEMENTS OF OPERATION
AND OTHER COMPREHENSIVE INCOME

as at 31 December 2021

	Note	2021 $'000	2020 $'000	2019 $'000
Revenues	11	341,945	211,920	325,760
Cost of Revenues
(Exclusive of depreciation and amortization shown separately below)	12	71,651	59,807	187,246
Research and development expenses		18,422	13,260	16,168
Selling and marketing expenses		74,611	68,765	52,351
General and administrative expenses	13	63,499	29,678	34,433
Depreciation and amortization		40,259	45,187	32,359
Other expenses (income), net	14	(959)	1,248	(700)
Total operating costs		195,832	158,138	134,611
Operating Profit (Loss)		74,462	(6,025)	3,903
Financing income		(483)	(445)	(773)
Financing expenses		2,670	1,862	1,088
Financing expenses, net		2,187	1,417	315
Profit (Loss) before taxes on income		72,275	(7,442)	3,588
Tax benefit	4	948	9,581	2,636
Profit for the year		73,223	2,139	6,224
Other comprehensive income (loss) items:
Foreign currency translation differences for foreign operation		(2,632)	2,836	139
Total other comprehensive income for the year		(2,632)	2,836	139
Total comprehensive income for the year		70,591	4,975	6,363
Earnings per share
Basic earnings per share (in USD)	16	0.51	0.02	0.06
Diluted earnings per share (in USD)	16	0.48	0.02	0.05

The accompanying notes are an integral part of these consolidated financial statements.

38	TREMOR INTERNATIONAL LTD ANNUAL REPORT 2021

STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

as at 31 December 2021

	Share capital $'000	Share premium $'000	Other com- prehensive income $'000	Retained Earnings $'000	Total $'000
Balance as of January 1, 2019	198	72,663	355	51,053	124,269
Total Comprehensive income for the year
Profit for the year	–	–	–	6,224	6,224
Other comprehensive Income:
Foreign currency translation	–	–	139	–	139
Total comprehensive income for the year	–	–	139	6,224	6,363

Transactions with owners, recognized directly in equity
Revaluation of liability for put option on non-controlling interests	–	–	–	1,501	1,501
Issuance of shares (net of issuance cost)	184	175,166	–	–	175,350
Own shares acquired	(41)	(24,696)	–	–	(24,737)
Share based compensation	–	16,042	–	–	16,042
Exercise of share options	10	1,814	–	–	1,824
Balance as of December 31, 2019	351	240,989	494	58,778	300,612
Total Comprehensive income for the year
Profit for the year	–	–	–	2,139	2,139
Other comprehensive Income:
Foreign currency translation	–	–	2,836	–	2,836
Total comprehensive income for the year	–	–	2,836	2,139	4,975

Transactions with owners, recognized directly in equity
Issuance of shares in a Business Combination	25	14,092	–	–	14,117
Revaluation of liability for put option on non-controlling interests	–	–	–	(445)	(445)
Own shares acquired	(15)	(9,950)	–	–	(9,965)
Share based compensation	–	18,770	–	–	18,770
Exercise of share options	19	930	–	–	949
Balance as of December 31, 2020	380	264,831	3,330	60,472	329,013
Total Comprehensive Income for the year
Profit for the year	–	–	–	73,223	73,223
Other comprehensive loss:
Foreign Currency Translation	–	–	(2,632)	–	(2,632)
Total comprehensive Income for the year	–	–	(2,632)	73,223	70,591

Transactions with owners, recognized directly in equity
Revaluation of liability for put option on non-controlling interests	–	–	–	64	64
Own shares acquired	(3)	(6,640)	–	–	(6,643)
Share based compensation	–	41,822	–	–	41,822
Exercise of share options	17	1,353	–	–	1,370
Issuance of shares	47	136,111	–	–	136,158
Issuance of Restricted shares	1	(1)	–	–	–
Balance as of December 31, 2021	442	437,476	698	133,759	572,375

The accompanying notes are an integral part of these consolidated financial statements.

TREMOR INTERNATIONAL LTD ANNUAL REPORT 2021	39

CONSOLIDATED STATEMENTS OF CASH FLOWS

as at 31 December 2021

	2021 $'000	2020 $'000	2019 $'000
Cash flows from operating activities:
Profit for the year	73,223	2,139	6,224
Adjustments for:
Depreciation and amortization	40,259	45,187	32,359
Net financing expense (income)	2,023	1,310	(19)
Loss on sale of fixed assets	–	3	11
Gain on leases change contracts	(377)	(2,103)	(2,705)
Gain on sale of business unit	(982)	(503)	(700)
Share-based compensation and restricted shares	42,818	14,490	15,809
Tax benefit	(948)	(9,581)	(2,636)
Change in trade and other receivables	(11,676)	(39,351)	36,466
Change in trade and other payables	26,845	25,882	(34,203)
Change in employee benefits	(69)	(23)	(290)
Income taxes received	2,231	1,168	3,184
Income taxes paid	(3,185)	(2,855)	(8,089)
Interest received	496	517	604
Interest paid	(570)	(1,117)	(942)
Net cash provided by operating activities	170,088	35,163	45,073

Cash flows from investing activities
Change in pledged deposits	(11)	229	841
Leases Receipt	2,454	2,885	1,669
Repayment of long-term loans	–	817	–
Acquisition of fixed assets	(3,378)	(594)	(1,063)
Acquisition and capitalization of intangible assets	(4,966)	(4,858)	(5,672)
Proceeds from sale of intangible assets	–	–	6
Proceeds from sale of business unit	415	232	–
Increase in bank deposit, net	–	–	(57)
Acquisition of subsidiaries, net of cash acquired	(11,001)	6,208	23,714
Net cash provided by (used in) investing activities	(16,487)	4,919	19,438

Cash flows from financing activities
Repayment of loans	–	–	(17,273)
Acquisition of own shares	(6,643)	(9,965)	(24,737)
Proceeds from exercise of share options	1,370	949	1,824
Leases repayment	(10,009)	(13,351)	(12,607)
Issuance of shares, net of issuance cost	134,558	–	–
Payment of financial liability	(2,414)	–	–
Net cash provided by (used in) financing activities	116,862	(22,367)	(52,793)
Net increase in cash and cash equivalents	270,463	17,715	11,718
Cash and cash equivalents as of the beginning of year	97,463	79,047	67,073
Effect of exchange rate fluctuations on cash and cash equivalents	(209)	701	256
Cash and cash equivalents as of the end of year	367,717	97,463	79,047

The accompanying notes are an integral part of these consolidated financial statements.

40	TREMOR INTERNATIONAL LTD ANNUAL REPORT 2021

STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

as at 31 December 2021

1.	GENERAL

a.	Reporting entity:

Tremor International Ltd. (the “Company” or “Tremor International”), formerly known as Taptica International Ltd., was incorporated in Israel under the laws of the State of Israel on March 20, 2007. The ordinary shares of the Company are listed on the AIM Market of the London Stock Exchange and the American Depositary Shares (“ADSs”), each of which represents two ordinary shares of the Company, represented by the American Depositary Receipts (“ADR”) are listed on the NASDAQ Capital Market (see Note 1d). The address of the registered office is 82 Yigal Alon Street Tel-Aviv, 6789124, Israel.

Tremor International is a global Company offering an end-to-end software platform that supports a wide range of media types (e.g., video, display, etc.) and devices (e.g., mobile, Connected TVs, streaming devices, desktop, etc.), creating an efficient marketplace where advertisers (buyers) are able to purchase high quality advertising inventory from publishers (sellers) at scale. Tremor Video Inc. (“Tremor Video’’), a wholly owned subsidiary, is the Company’s Demand Side Platform (“DSP”) providing full-service and self-managed marketplace access to advertisers and agencies in order to execute their digital marketing campaigns in real time across various ad formats. Unruly Group, LLC (Former name RhythmOne, LLC), provides access to the Sell Side Platform (“SSP”) which is designed to monetize digital inventory for publishers and app developers by enabling their content to have the necessary code and requirements for programmatic advertising integration. The SSP provides access to significant amounts of data, unique demand, and a comprehensive product suite to drive more effective inventory management and revenue optimization. The Company also provides a Data Management Platform (“DMP”) solution which integrates both DSP and SSP solutions enabling advertisers and publishers to use data from various sources in order to optimize results of their advertising campaigns. Tremor International Ltd. is headquartered in Israel and maintains offices throughout the US, Canada, EMEA and Asia-Pacific.

b.    On April 1, 2019, the Company completed an acquisition transaction with RhythmOne and on January 4, 2020, the Company completed an acquisition transaction with Unruly. Following the acquisition of RhythmOne and Unruly, the Company invested and developed capabilities both in the DSP and SSP solutions which launched in 2020 to offer an end-to-end platform that provides customers access to an advertising marketplace in an efficient and scalable manner utilizing machine learning, artificial intelligence and advanced algorithms. As a result of those acquisitions and their influence on the Company’s operation and other changes in the industry practice, the Company has changed revenue presentation as of 2020 to a net basis with respect to its programmatic activity.

c.    The global spread of COVID-19, which was declared a global pandemic by the World Health Organization in March 2020, has created significant volatility, global macro-economic uncertainty, and disruption in the business and financial markets. The COVID-19 pandemic and efforts to control its spread have curtailed the movement of people, goods, and services worldwide, including in the regions in which we and our customers and partners operate, and are impacting economic activity and financial markets. The spread of the COVID-19 pandemic has resulted in, regional quarantines, labor shortages or stoppages, changes in consumer purchasing patterns, and overall economic instability.

The Company has introduced a number of measures to mitigate the impact of COVID-and continues to monitor and assess the impact of the COVID pandemic on its operation, its customers and potential customers.

d.	Material events in the reporting period:

1.    On March 25, 2021, the Company paid USD 1,294 thousand to ADI founders for its exercised part of the call option, a lower amount than was originally scheduled. D.A. Consortium, Inc., a minority shareholder of ADI, exercised, effective March 5, 2021, its put option pursuant to the Shareholders Agreement dated July 17, 2016, as amended November 20, 2020, to sell to Taptica Japan GK, a wholly owned subsidiary, its entire shareholding in ADI, reflecting 2,120 Shares of ADI, for a purchase price equal to seven times the actual net profit of ADI for the last fiscal year, reflecting USD 1,120 thousand which was paid on April 2021. Following the closing of the put option exercise, the Company owns through its subsidiary 100% of the share capital of ADI.

2.    On June 22, 2021, the Company completed its initial public offering in the U.S. of 6,768,953 American Depositary Shares (“ADSs”), at a public offering price of USD 19.00 per ADS, for aggregate proceeds of USD 128.6 million before deducting underwriting discounts and commissions (the “NASDAQ IPO”). Each ADS represents two Ordinary Shares of the Company. The ADSs began trading on the NASDAQ Global Market on June 18, 2021, under the ticker symbol “TRMR”. The Company also granted the underwriters of the NASDAQ IPO a 30-day option to purchase additional up to 1,015,342 ADSs from the Company at the initial public offering price of USD 19.00 per ADS, which the underwriters subsequently exercised in full on July 15, 2021, for total additional consideration of USD 19.3 million in gross proceeds to the Company before deducting underwriting discounts and commissions.

TREMOR INTERNATIONAL LTD ANNUAL REPORT 2021	41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

as at 31 December 2021 continued

1.	GENERAL continued

3.    Effective upon completion of the NASDAQ IPO, on June 22, 2021, the Company granted an aggregate of 4,725,000 Restricted Share Units (“RSUs”) and 2,025,000 Performance Share Units (“PSUs”) to its three Executive Directors, pursuant to the terms of the Company’s 2017 Equity Incentive Plan and the Company’s Global Share Incentive Plan (2011). The grant of the RSUs and PSUs awards was approved by the Company’s shareholders on April 30, 2021 (subject to the completion of the NASDAQ IPO). The RSU awards vest gradually over a period of three years, with 8.33% of each such grant vesting each quarter, subject to the executive continuing to be employed by a Company on the applicable vesting date. The PSU awards vest gradually over a period of three years, with 33.33% of each grant vesting each year, subject to (i) the executive continuing to be employed by a Company on the applicable vesting date, and (ii) compliance with performance-based metrics determined by the Compensation Committee of the Board of Directors of the Company.

The fair value of each RSU and PSU granted to the Executive Directors as of April 30, 2021, is 720 pence (approximately USD 10.02) per Ordinary Share, based on the market value of the Company’s quoted Ordinary Shares on AIM.

The estimated aggregated cost of the 4,725,000 RSUs and 2,025,000 PSUs awards, assuming 100% vesting, will be approximately USD 67 million over the three-year vesting period commencing June 22, 2021.

In addition, effective upon completion of the NASDAQ IPO on June 22, 2021, the Company’s three Executive Directors are entitled to a special bonus in recognition for their special contribution to the completion of the NASDAQ IPO in the amount of USD 500,000, as approved by the Company’s shareholders on April 30, 2021 (subject to the completion of the NASDAQ IPO). The special bonuses payable to the Executive Directors were part of an aggregate USD 2.9 million special bonus for the Company executives and employees, as approved and allocated by the Company’s Board of Directors (out of an aggregate USD 5 million that was initially approved).

On April 22, 2021, the Company’s shareholders approved an increase of 6,500,000 Ordinary Shares to the aggregate available pool of the Company’s 2017 Equity Incentive Plan and the Company’s Global Share Incentive Plan (2011) (with 80% of the increase allocated to the 2017 Plan and 20% of the increase allocated to the 2011 Plan).

4.    On October 18, 2021, the Company completed the acquisition of SpearAd (the “SpearAd”) (See Note 20).

SpearAd’s ad server technology will be integrated into Tremor’s Unruly SSP, enabling CTV header bidding, channel inventory and ad pod management – complementing the Company’s existing robust end-to-end technology stack, which also includes the Tremor Video DSP.

e.	Definitions:

In these financial statements –

The Company	–	Tremor International Ltd.
The Group	–	Tremor International Ltd. and its subsidiaries.
Subsidiaries	–	Companies, the financial statements of which are fully consolidated, directly, or indirectly, with the financial statements of the Company such as Unruly Group LLC, Unruly Holding Ltd, Tremor Video Inc.
Related party	–	As defined by IAS 24, “Related Party Disclosures”.

42	TREMOR INTERNATIONAL LTD ANNUAL REPORT 2021

STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS

2.	BASIS OF PREPARATION

a.	Statement of compliance:

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorized for issue by the Company’s Board of Directors on February 24, 2022.

b.	Functional and presentation currency:

These consolidated financial statements are presented in US Dollars (USD), which is the Company’s functional currency, and have been rounded to the nearest thousand, except when otherwise indicated. The USD is the currency that represents the principal economic environment in which the Company operates.

c.	Basis of measurement:

The consolidated financial statements have been prepared on a historical cost basis except for the following assets and liabilities:

•	Deferred and current tax assets and liabilities

•	Put option to non-controlling interests

•	Provisions

•	Derivatives

For further information regarding the measurement of these assets and liabilities see Note 3 regarding significant accounting policies.

d.	Use of estimates and judgments:

The preparation of financial statements in conformity with IFRS requires management of the Group to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the Group’s financial statements requires management of the Group to make assumptions regarding circumstances and events that involve considerable uncertainty. Management of the Group prepares estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about assumptions made by the Group with respect to the future and other reasons for uncertainty with respect to estimates that have a significant risk of resulting in a material adjustment to carrying amounts of assets and liabilities in the next financial year are included in Note 6, on leases, with respect to determining the lease term and determining the discount rate of a lease liability, in Note 7, on intangible assets, with respect to the accounting of software development capitalization, in Note 4, on Income Tax, with respect to uncertain tax position and Note 20, on subsidiaries, with respect to business combinations.

TREMOR INTERNATIONAL LTD ANNUAL REPORT 2021	43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

as at 31 December 2021 continued

2. BASIS OF PREPARATION continued

e.	Determination of fair value:

Preparation of the financial statements requires the Group to determine the fair value of certain assets and liabilities. When determining the fair value of an asset or liability, the Group uses observable market data as much as possible. There are three levels of fair value measurements in the fair value hierarchy that are based on the data used in the measurement, as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.

•	Level 3: inputs that are not based on observable market data (unobservable inputs).

Further information about the assumptions that were used to determine fair value is included in the following notes:

•	Note 17, on share-based compensation;

•	Note 18, on financial instruments; and

•	Note 20, on subsidiaries (regarding business combinations).

f.	Correction of immaterial error

The Group corrected an immaterial error as of December 31, 2020 by presenting deferred tax liabilities net from deferred tax assets.

The change did not have any effect on the profit for the year ended December 31, 2020.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently for all periods presented in these consolidated financial statements and have been applied consistently by Group entities.

a.	Basis of consolidation:
1.	Business combinations:

The Group implements the acquisition method to all business combinations. The acquisition date is the date on which the acquirer obtains control over the acquiree. Control exists when the Group is exposed, or has rights, to variable returns from its involvement with the acquiree and it has the ability to affect those returns through its power over the acquiree. Substantive rights held by the Group and others are taken into account when assessing control.

The Group recognizes goodwill on acquisition according to the fair value of the consideration transferred less the net amount of the identifiable assets acquired and the liabilities assumed.

The consideration transferred includes the fair value of the assets transferred to the previous owners of the acquiree, the liabilities incurred by the acquirer to the previous owners of the acquiree and equity instruments that were issued by the Group. In addition, the consideration transferred includes the fair value of any contingent consideration. After the acquisition date, the Group recognizes changes in the fair value of contingent consideration classified as a financial liability in profit or loss.

If share-based compensation awards (replacement awards) are required to be exchanged for awards held by the acquiree’s employees (acquiree’s awards) and relate to past services, then all or a portion of the amount of the acquirer’s replacement awards is included in measuring the consideration transferred in the business combination. This determination is based on the market-based value of the replacement awards compared with the market-based value of the acquiree’s awards and the extent to which the replacement awards relate to past and/or future service. The unvested portion of the replacement award that is attributed to post-acquisition services is recognized as a compensation cost following the business combination.

Costs associated with the acquisitions that were incurred by the acquirer in the business combination such as: finder’s fees, advisory, legal, valuation and other professional or consulting fees are expensed in the period the services are received.

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3.	SIGNIFICANT ACCOUNTING POLICIES continued

2.	Subsidiaries:

Subsidiaries are entities controlled by the Group. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commenced, until the date that control is lost.

3.	Transactions eliminated on consolidation:

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

4.	Issuance of put option to non-controlling interests:

A put option issued by the Company to non-controlling interests that is settled in cash is recognized as a liability at the present value of the exercise price under the anticipated acquisition method. In subsequent periods, the Group elected to account for the changes in the value of the liability in respect of put options in Equity.

Accordingly, the Group’s share of a subsidiary’s profits includes the share of the non-controlling interests to which the Group issued a put option.

b.	Foreign currency:
1.	Foreign currency transactions:

Transactions in foreign currencies are translated to the respective functional currencies of the Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the exchange rate on that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the year, adjusted for effective interest and payments during the year, and the amortized cost in foreign currency translated at the exchange rate as of the end of the year.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate on the date that the fair value was determined. Non -monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate on the date of the transaction.

2.	Foreign operations:

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to USD at exchange rates at the reporting date. The income and expenses of foreign operations are translated to USD at exchange rates at the dates of the transactions.

Foreign currency differences are recognized in other comprehensive income and are presented in equity.

c.	Financial instruments:
1.	Non-derivative financial assets

Initial recognition and measurement of financial assets

The Group initially recognizes trade receivables and debt instruments issued on the date that they are created. All other financial assets are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument. A financial asset is initially measured at fair value plus transaction costs that are directly attributable to the acquisition or issuance of the financial asset. A trade receivable without a significant financing component is initially measured at the transaction price. Receivables originating from contract assets are initially measured at the carrying amount of the contract assets on the date classification was changed from contract asset to receivables.

Derecognition of financial assets

Financial assets are derecognized when the contractual rights of the Group to the cash flows from the asset expire, or the Group transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. When the Group retains substantially all of the risks and rewards of ownership of the financial asset, it continues to recognize the financial asset.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

as at 31 December 2021 continued

3.	SIGNIFICANT ACCOUNTING POLICIES continued

Classification of financial assets into categories and the accounting treatment of each category

Financial assets are classified at initial recognition to one of the following measurement categories: amortized cost; fair value through other comprehensive income – investments in debt instruments; fair value through other comprehensive income – investments in equity instruments; or fair value through profit or loss.

Financial assets are not reclassified in subsequent periods unless, and only if, the Group changes its business model for the management of financial debt assets, in which case the affected financial debt assets are reclassified at the beginning of the period following the change in the business model.

The Group has balances of trade and other receivables and deposits that are held within a business model whose objective is collecting contractual cash flows. The contractual cash flows of these financial assets represent solely payments of principal and interest that reflects consideration for the time value of money and the credit risk. Accordingly, these financial assets are measured at amortized cost.

Subsequent measurement and gains and losses

Financial assets at amortized cost

These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

2.	Non-derivative financial liabilities

Non-derivative financial liabilities include trade and other payables.

Initial recognition of financial liabilities

The Group initially recognizes debt securities issued on the date that they originated. All other financial liabilities are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

Subsequent measurement of financial liabilities

Financial liabilities (other than financial liabilities at fair value through profit or loss) are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method. Financial liabilities are designated at fair value through profit or loss if the Group manages such liabilities and their performance is assessed based on their fair value in accordance with the Group’s documented risk management strategy, providing that the designation is intended to prevent an accounting mismatch, or the liability is a combined instrument including an embedded derivative.

Transaction costs directly attributable to an expected issuance of an instrument that will be classified as a financial liability are recognized as an asset in the framework of deferred expenses in the statement of financial position. These transaction costs are deducted from the financial liability upon its initial recognition or are amortized as financing expenses in the statement of income when the issuance is no longer expected to occur.

Derecognition of financial liabilities

Financial liabilities are derecognized when the obligation of the Group, as specified in the agreement, expires or when it is discharged or cancelled.

Offset of financial instruments

Financial assets and liabilities are offset, and the net amount presented in the statement of financial position when, and only when, the Group currently has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

3.	Derivative financial instruments:

Economic hedges

Hedge accounting is not applied to derivative instruments that economically hedge financial assets and liabilities denominated in foreign currencies. Changes in the fair value of such derivatives are recognized in profit or loss under financing income or expenses.

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4.	Share capital:

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

Incremental costs directly attributable to an expected issuance of an instrument that will be classified as an equity instrument are recognized as an asset in deferred expenses in the statement of financial position. The costs are deducted from equity upon the initial recognition of the equity instruments or are amortized as financing expenses in the statement of income when the issuance is no longer expected to take place.

Treasury shares

When share capital recognized as equity is repurchased by the Group, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as a deduction in Share Premium. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus on the transaction is carried to share premium, whereas a deficit on the transaction is deducted from retained earnings.

d.	Fixed Assets:

Fixed assets are measured at cost less accumulated depreciation. The cost of fixed assets includes expenditure that is directly attributable to the acquisition of the asset. Depreciation is provided on all property and equipment at rates calculated to write each asset down to its residual value (assumed to be nil), using the straight-line method, over its expected useful life as follows:

Years
Computers and servers	3
Office furniture and equipment	3-17
Leasehold improvements	The shorter of the lease term and the useful life

An asset is depreciated from the date it is ready for use, meaning the date it reaches the location and condition required for it to operate in the manner intended by management.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting year and adjusted if appropriate.

e.	Intangible assets:
1.	Software development:

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss when incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group has the intention and sufficient resources to complete development and to use or sell the asset. The expenditure capitalized in respect of development activities includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use, and capitalized borrowing costs. Other development expenditure is recognized in profit or loss as incurred.

In subsequent periods, capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses.

Where these criteria are not met, development costs are charged to the statement of operation and other comprehensive income as incurred.

The estimated useful lives of developed software are three years.

Amortization methods, useful lives and residual values are reviewed at the end of each reporting year and adjusted if appropriate.

TREMOR INTERNATIONAL LTD ANNUAL REPORT 2021	47

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

as at 31 December 2021 continued

3.	SIGNIFICANT ACCOUNTING POLICIES continued

2.	Acquired software:

Acquired software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software licenses. These costs are amortized over their estimated useful lives (3 years) using the straight-line method. Costs associated with maintaining software programs are recognized as an expense as incurred.

3.	Goodwill:

Goodwill that arises upon the acquisition of subsidiaries is presented as part of intangible assets. For information on measurement of goodwill at initial recognition, see Note 3a(1).

In subsequent periods goodwill is measured at cost less accumulated impairment losses. The Group has identified its entire operation as a single cash generating unit (CGU). According to management assessment and quoted price of the shares as of December 31, 2021, no impairment in respect to goodwill has been recorded.

4.	Other intangible assets:

Other intangible assets that are acquired by the Group, which have finite useful lives, are measured at cost less accumulated amortization and accumulated impairment losses.

5.	Amortization:

Amortization is a systematic allocation of the amortizable amount of an intangible asset over its useful life. The amortizable amount is the cost of the asset less its accumulated residual value.

Internally generated intangible assets, such as software development costs, are not systematically amortized as long as they are not available for use, i.e., they are not yet on site or in working condition for their intended use. Goodwill is not systematically amortized as well but is tested for impairment at least once a year.

The Group examines the amortization methods, useful life and accumulated residual values of its intangible assets at least once a year (usually at the end of each reporting period) in order to determine whether events and circumstances continue to support the decision that the intangible asset has an indefinite useful life.

Amortization is recognized in the statements of other comprehensive income on a straight-line basis over the estimated useful lives of the intangible assets from the date they are available for use, since this method most closely reflects the expected pattern of consumption of the future economic benefits embodied in each asset, such as development costs, are tested for impairment at least once a year until such date as they are available for use.

The estimated useful lives for the current and comparative periods are as follows:

Years
Trademarks	1.75 – 5
Software (developed and acquired)	3
Customer relationships	3 – 5.75
Technology	1 – 5.25
Others	1 – 1.5

Amortization methods, useful lives and residual values are reviewed at the end of each reporting year and adjusted if appropriate.

During 2020, the Company changed the expected useful life of intangible asset items. For further information see Note 7 regarding the basis of preparation of the financial statements.

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f.	Impairment:

Non-derivative financial assets

Financial assets, contract assets and lease receivables

The Group recognizes a provision for expected credit losses in respect of:

–	Financial assets at amortized cost;
–	Lease receivables.

The Group has elected to measure the provision for expected credit losses in respect of financial assets and lease receivables at an amount equal to the full lifetime credit losses of the instrument.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition, and when estimating expected credit losses, the Group considers reasonable and supportable information that is relevant and available. Such information includes quantitative and qualitative information, and an analysis, based on the Group’s past experience and informed credit assessment, and it includes forward looking information.

Measurement of expected credit losses

Expected credit losses are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of the difference between the cash flows due to the Group in accordance with the contract and the cash flows that the Group expects to receive.

With respect to other debt assets, the Group measures the provision for expected credit losses at an amount equal to the full lifetime expected credit losses, other than the provisions hereunder that are measured at an amount equal to the 12-month expected credit losses:

– Debt instruments that are determined to have low credit risk at the reporting date; and

– Other debt instruments and deposits, for which credit risk has not increased significantly since initial recognition.

Presentation of provision for expected credit losses in the statement of financial position

Provisions for expected credit losses of financial assets measured at amortized cost and are deducted from the gross carrying amount of the financial assets.

Write-off

The gross carrying amount of a financial asset is written off when the Group does not have reasonable expectations of recovering a financial asset at its entirety or a portion thereof. This is usually the case when the Group determines that the debtor does not have assets or sources of income that may generate sufficient cash flows for paying the amounts being written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due. Write-off constitutes a de-recognition event.

g.	Impairment of non-financial assets:

Non-financial assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which an asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets that were subject to impairment are reviewed for possible reversal of the impairment recognized in respect thereof at each financial reporting date.

h.	Restricted Cash and Deposit:

The Company classifies certain restricted cash and deposit balances within other current assets on the consolidated statement of financial position based upon the term of the remaining restrictions. On December 31, 2021, and 2020 the Company had restricted cash and deposit of USD 2,061 thousand and USD 49 thousand, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

as at 31 December 2021 continued

3.	SIGNIFICANT ACCOUNTING POLICIES continued

i.	Share Based Compensation:

Compensation expense related to stock options, restricted stock units and performance stock units. The Company’s employee stock purchase plan is measured and recognized in the consolidated financial statements based on the fair value of the awards granted. The fair value of each option award is estimated on the grant date using the Black-Scholes option-pricing model. Stock-based compensation expense related to stock options and restricted stock is recognized over the requisite service periods of the awards.

Determining the fair value of stock options awards requires judgment. The Company’s use of the Black-Scholes option pricing model requires the input of subjective assumptions. The assumptions used in the Company’s option-pricing model represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment.

These assumptions and estimates are as follows:

Risk-Free Interest Rate. The risk-free interest rate is based on the yields of U.S. Treasury securities with maturities approximating the expected term of the awards.

Expected Term. The expected term of an award is calculated based on the vesting date and the expiration date of the award.

Volatility. The Company determined the price volatility based on daily price observations over a period equivalent to the expected term of the award.

Dividend Yield. The dividend yield assumption is based on the Company’s history and current expectations of dividend payouts.

Fair Value of Common Stock. The fair value of common stock is based on the closing price of the Company’s common stock on the grant date

j.	Employee benefits:
1.	Post-employment benefits:

The Group’s main post-employment benefit plan is under section 14 to the Severance Pay Law (“Section 14”), which is accounted for as a defined contribution plan. In addition, for certain employees, the Group has an additional immaterial plan that is accounted for as a defined benefit plan. These plans are usually financed by deposits with insurance companies or with funds managed by a trustee.

a. Defined contribution plans:

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an expense in the statement of comprehensive income in the periods during which related services are rendered by employees.

According to Section 14, the payment of monthly deposits by a Company into recognized severance and pension funds or insurance policies releases it from any additional severance obligation to the employees that have entered into agreements with the Company pursuant to such Section 14. The Company has entered into agreements with a majority of its employees in order to implement Section 14 and as such, no additional liability with respect to such employees exist.

b. Defined benefit plans:

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset).

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2.	Short-term benefits:

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided or upon the actual absence of the employee when the benefit is not accumulated (such as maternity leave).

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

The employee benefits are classified, for measurement purposes, as short-term benefits or as other long-term benefits depending on when the Group expects the benefits to be wholly settled.

k.	Revenue recognition:

The Company recognizes revenue through the following five-step model:

1.	Identifying the contract with customer.

2.	Identifying distinct performance obligations in the contract.

3.	Determining the transaction price.

4.	Allocating the transaction price to distinct performance obligations.

5.	Recognizing revenue when the performance obligations are satisfied.

The Company generates revenue from transactions where it provides access to a platform for the purchase and sale of digital advertising inventory.

Its customers are both ad buyers, including brands and agencies, and digital publishers.

The Company generates revenue through platform fees that are tailored to fit the customer’s specific utilization of its solutions and include: (i) a percentage of spend, (ii) flat fees and (iii) fixed costs per mile (“CPM”). CPM refers to a payment option in which customers pay a price for every 1,000 impressions an advertisement receives.

The Company maintains agreements with each publisher and buyer in the form of written service agreements, which set out the terms of the relationship, including payment terms and access to the Company’s platform.

Publishers provide digital advertising inventory to the Company’s platform in the form of advertising requests, or ad request. When the Company receives ad requests from a publisher, it send bid requests to buyers, which enable buyers to bid on sellers’ digital advertising inventory according to a predefined set of parameters (e.g., demographics, intent, location, etc.). Winning bids create advertising, or paid impressions, for the publisher to present to the buyers.

The Company generates revenue from its Programmatic and Performance activities. Programmatic revenue is derived from the end-to-end platform of programmatic advertising, which uses software and algorithms to match buyers and sellers of digital advertising in a technology-driven marketplace. Performance revenue is derived from non-core activities, consisting of mobile-based activities that help brands reach their users.

Till the acquisitions of RhythmOne and its integration into the Company and the acquisition of Unruly in the beginning of 2020 (i.e. for the year ended December 31, 2019), the Company determined that it operated as a principal with respect to its Programmatic activity and therefore presented revenue on a gross basis mainly as: (i) the Company operated predominantly through a DSP platform prior to the acquisition and full integration of RhythmOne, (ii) the Company was highly involved in execution of the process, which required certain manual operations by Company employees and (iii) the Company determined that it had an implicit obligation to provide credits and inducements to customers to encourage use of the platform. That is, the Company determined, on this basis, that it had an implicit obligation to provide advertising space to customers, even though the contractual terms and conditions (including its Master Service Agreements (MSA) and Insertion Order (I/O)) do not explicitly state that the Company is obliged to deliver customers an applicable advertising space or to provide inducements to the customer. Consequently, the Company concluded that it was the primarily responsible for fulfillment of the contract.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

as at 31 December 2021 continued

3.	SIGNIFICANT ACCOUNTING POLICIES continued

Following the full integration with RhythmOne and the acquisition of Unruly in 2020, the Company positions itself as a stronger digital advertising platform in the marketplace with an integrated, end-to-end platform connecting the DSP and SSP sides of the business in a unified platform. As a result, the Company has changed its Programmatic business, tech stack, features, business models and activity as follow: (i) The Company implemented a material change in its tech stack and operations, offering new services and features that increased automation across the platform, significantly decreasing the need for Company employees to manually operate the platform; and (ii) The Company decreased significantly the level of credits and inducements offered to its customers.

The Company further concluded that as a result of such change in its Programmatic activity (i) it does not have manual control over the process, (ii) the Company is not primarily responsible for fulfillment, (iii) the Company has no inventory risk and (iv) the Company obtains only momentary a title to the advertising space offered via the end-to-end platform.

The Performance activity has not changed, and the Company is still the primary obligor to provide the services and, as such, revenue is presented on a gross basis for the Performance activity. Management is focused on driving growth with the Programmatic activity through the end-to-end platform, while the Performance activity is declining over time.

The Company estimates and records reduction to revenue for volume discounts based on expected volume during the incentive term.

The Company generally invoices buyers at the end of each month for the full purchase price of ad impressions monetized in that month. Accounts receivables are recorded at the amount of gross billings for the amount it is responsible to collect and accounts payable are recorded at the net amount payable to publishers. Accordingly, both accounts receivable and accounts payable appear large in relation to revenue reported on a net basis.

l.	Classification of expenses

Cost of revenue

Cost of revenue includes expenses related to third-party hosting fees and the cost of data purchased from third parties, traffic acquisition costs, data and hosting that are directly attributable to revenue generated by the Company (see Note 12).

Research and development

Research and development expenses consist primarily of compensation and related costs for personnel responsible for the research and development of new and existing products and services. Where required, development expenditures are capitalized in accordance with the Company’s standard internal capitalized development policy in accordance with IAS 38 (also see Note 3e(1)). All research costs are expensed when incurred.

Selling and marketing

Selling and marketing expenses consist primarily of compensation and related costs for personnel engaged in customer service, sales, and sales support functions, as well as advertising and promotional expenditures.

General and administrative

General and administrative expenses consist primarily of compensation and related costs for personnel, and include costs related to the Company’s facilities, finance, human resources, information technology, legal organizations and fees for professional services. Professional services are principally comprised of outside legal, and information technology consulting and outsourcing services that are not directly related to other operational expenses.

m.	Financing income and expenses:

Financing income mainly comprises foreign currency gains and interest income.

Financing expenses comprises of exchange rate differences, interest and bank fees, interest on loans and other expenses.

Foreign currency gains and losses on financial assets and financial liabilities are reported on a net basis as either financing income or financing expenses depending on whether foreign currency movements are in a net gain or net loss position.

n.	Income tax expense:

Income tax comprises current and deferred tax. Current tax and deferred tax are recognized in the statement of comprehensive income except to the extent that they relate to a business combination.

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Current taxes

Current tax is the expected tax payable (or receivable) on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date.

Deferred taxes

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is not recognized for the following temporary differences:

•	The initial recognition of goodwill; and

•	Differences relating to investments in subsidiaries to the extent it is probable that they will not reverse in the foreseeable future, either by way of selling the investment or by way of distributing taxable dividends in respect of the investment.

The measurement of deferred tax reflects the tax consequences that would follow the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is recognized for tax benefits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Offset of deferred tax assets and liabilities

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority.

Uncertain tax positions

A provision for uncertain tax positions, including additional tax and interest expenses, is recognized when it is more probable than not that the Group will have to use its economic resources to pay the obligation.

o.	Leases:

Determining whether an arrangement contains a lease

On the inception date of the lease, the Group determines whether the arrangement is a lease or contains a lease, while examining if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. In its assessment of whether an arrangement conveys the right to control the use of an identified asset, the Group assesses whether it has the following two rights throughout the lease term:

a.	The right to obtain substantially all the economic benefits from use of the identified asset; and

b.	The right to direct the identified asset’s use.

For lease contracts that contain non-lease components, such as services or maintenance, that are related to a lease component, the Group elected to account for the contract as a single lease component without separating the components.

Leased assets and lease liabilities

Contracts that award the Group control over the use of a leased asset for a period of time in exchange for consideration, are accounted for as leases. Upon initial recognition, the Group recognizes a liability at the present value of the balance of future lease payments (these payments do not include certain variable lease payments), and concurrently recognizes a right-of-use asset at the same amount of the lease liability, adjusted for any prepaid or accrued lease payments or provision for impairment, plus initial direct costs incurred in respect of the lease.

Since the interest rate implicit in the Group’s leases is not readily determinable, the incremental borrowing rate of the lessee is used. Subsequent to initial recognition, the right-of-use asset is accounted for using the cost model and depreciated over the shorter of the lease term or useful life of the asset.

The lease term

The lease term is the non-cancellable period of the lease plus periods covered by an extension or termination option if it is reasonably certain that the lessee will or will not exercise the option, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

as at 31 December 2021 continued

3. SIGNIFICANT ACCOUNTING POLICIES continued

Variable lease payments

Variable lease payments that depend on an index or a rate, are initially measured using the index or rate existing at the commencement of the lease and are included in the measurement of the lease liability. When the cash flows of future lease payments change as the result of a change in an index or a rate, the balance of the liability is adjusted against the right-of-use asset.

Other variable lease payments that are not included in the measurement of the lease liability are recognized in profit or loss Other variable lease payments that are not included in the measurement of the lease liability are recognized in profit or loss in the period in which the event or condition that triggers payment occurs.

Depreciation of right-of-use asset

After lease commencement, a right-of-use asset is measured on a cost basis less accumulated depreciation and accumulated impairment losses and is adjusted for re-measurements of the lease liability. Depreciation is calculated on a straight-line basis over the useful life or contractual lease period, whichever earlier, as follows:

Years
Buildings	1 – 8
Data centers	1 – 3

Reassessment of lease liability

Upon the occurrence of a significant event or a significant change in circumstances that is under the control of the Group and had an effect on the decision whether it is reasonably certain that the Group will exercise an option, which was not included before in the lease term, or will not exercise an option, which was previously included in the lease term, the Group re-measures the lease liability according to the revised leased payments using a new discount rate. The change in the carrying amount of the liability is recognized against the right-of-use asset, or recognized in profit or loss if the carrying amount of the right-of-use asset was reduced to zero.

Lease modifications

When a lease modification increases the scope of the lease by adding a right to use one or more underlying assets, and the consideration for the lease increased by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the contract’s circumstances, the Group accounts for the modification as a separate lease.

In all other cases, on the initial date of the lease modification, the Group allocates the consideration in the modified contract to the contract components, determines the revised lease term and measures the lease liability by discounting the revised lease payments using a revised discount rate.

For lease modifications that decrease the scope of the lease, the Group recognizes a decrease in the carrying amount of the right-of-use asset in order to reflect the partial or full cancellation of the lease, and recognizes in profit or loss a profit (or loss) that equals the difference between the decrease in the right-of-use asset and re-measurement of the lease liability.

For other lease modifications, the Group re-measures the lease liability against the right-of-use asset.

Subleases

In leases where the Group subleases the underlying asset, the Group examines whether the sublease is a finance lease or operating lease with respect to the right-of-use received from the head lease. The Group examined the subleases existing on the date of initial application based on the remaining contractual terms at that date.

p.	Earnings per share:

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the year, adjusted for treasury shares. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders of the Company and the weighted average number of ordinary shares outstanding, after adjustment for treasury shares, for the effects of all dilutive potential ordinary shares, which comprise restricted stock.

54	TREMOR INTERNATIONAL LTD ANNUAL REPORT 2021

STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS

3.	SIGNIFICANT ACCOUNTING POLICIES continued

q.	New standards, amendments to standards and interpretations not yet adopted:

Amendment to IFRS 3, Business Combinations

The Amendment adds an exception to the principle for recognizing liabilities in IFRS 3. According to the exception, contingent liabilities are to be recognized according to the requirements of IAS 37 and IFRIC 21 and not according to the conceptual framework. The Amendment prevents differences in the timing of recognizing liabilities that could have led to the recognition of gains and losses immediately after the business combination (day 2 gain or loss). The Amendment also clarifies that contingent assets are not to be recognized on the date of the business combination. The Amendment is effective for annual periods beginning on or after January 1, 2022. The Company is examining the effects of the Amendment on the financial statements with no plans to early adopt.

4:	INCOME TAX

a.	Details regarding the tax environment of the Israeli company:

1.	Corporate tax rate

Taxable income of the Israeli parent is subject to the Israeli corporate tax at the rate of 23% in the years 2021, 2020 and 2019.

2.	Benefits under the Law for the Encouragement of Capital Investments

The Investment Law provides tax benefits for Israeli companies meeting certain requirements and criteria. The Investment Law has undergone certain amendments and reforms in recent years.

The Israeli parliament enacted a reform to the Investment Law, effective January 2011. According to the reform, a flat rate tax applies to companies eligible for the “Preferred Enterprise” status. In order to be eligible for Preferred Enterprise status, a company must meet minimum requirements to establish that it contributes to the country’s economic growth and is a competitive factor for the gross domestic product.

On December 22, 2016, the Knesset plenum passed the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018) – 2016, by which the Encouragement Law was also amended (hereinafter: “the Amendment”). The Amendment added new tax benefit tracks for a “preferred technological enterprise” and a “special preferred technological enterprise” that awards reduced tax rates to a technological industrial enterprise for the purpose of encouraging activity relating to the development of qualifying intangible assets.

Preferred technological income that meets the conditions required in the law, will be subject to a reduced corporate tax rate of 12%, and if the preferred technological enterprise is located in Development Area A to a tax rate of 7.5%. The Amendment is effective as from January 1, 2017.

The Amendment also provides that no tax will apply to a dividend distributed out of preferred income to a shareholder that is an Israeli resident company. A tax rate of 20% shall apply to a dividend distributed out of preferred income and preferred technological income, to an individual shareholder or foreign resident, subject to double taxation prevention treaties.

On May 16, 2017, the Knesset Finance Committee approved Encouragement of Capital Investment Regulations (Preferred Technological Income and Capital Gain of Technological Enterprise) – 2017 (hereinafter: “the Regulations”), which provides rules for applying the “preferred technological enterprise” and “special preferred technological enterprise” tax benefit tracks including the Nexus formula that provides the mechanism for allocating the technological income eligible for the benefits.

In June 2016, Taptica, a wholly owned subsidiary, appealed for a tax ruling to apply “the preferred enterprise” track, which was obtained in April 2017 and was applied for the years 2016-2020.

On December 28, 2016, Taptica Social, a wholly owned subsidiary, together with Taptica appealed for a tax ruling for a restructuring, whereby Taptica Social will be merged with and into Taptica in such a manner that Taptica Social will transfer to Taptica all its assets and liabilities for no consideration and thereafter will be liquidated. Accordingly, on June 6, 2017, the merger between the companies was approved by the Israeli Tax Authority and the effective merge date was determined as December 31, 2016. As a result of the merger, the ruling previously obtained by Taptica regarding the preferred income required re- validation from the Israeli tax authority. Therefore, Taptica appealed and received on December 2018 re-validation from the Israeli tax authority for the ruling which determines that Taptica owns an industrial enterprise and Preferred Technological Enterprise as defined in the Law for the Encouragement of Capital Investments – 1959. In addition, as a part of the re-validation of the ruling, Taptica also obtained an amendment that includes the acquisition and absorption of Tremor’s operation in the rulings and apply the Law for the Encouragement of Capital Investments to this purchased activity as well. The tax rulings which were obtained in December 2018 and were applied for the years 2017-2021.

TREMOR INTERNATIONAL LTD ANNUAL REPORT 2021	55

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

as at 31 December 2021 continued

4:	INCOME TAX continued

On December 3, 2018, the Company together with Taptica submitted a request to the Israeli tax authorities for a tax ruling regarding to restructuring, whereby Taptica will be merged with and into the Company in such a manner that Taptica will transfer to the Company all its assets and liabilities for no consideration and thereafter will be liquidated. As of May 8, 2019, the merger between the companies approved by the Israeli Tax Authority and the effective merge date was determined as December 31, 2018. Following the approval of the restructuring, the tax ruling regarding Taptica owns an industrial enterprise and preferred technological enterprise which was obtained in December 2018 was applied on the merged Company for the years 2017-2021 with relative agreed changes. As of beginning of 2022, the Company approaches the Israeli Tax Authority, for the renewal of the tax ruling, regarding industrial enterprise and preferred technological enterprise, for the next five years.

b. Details regarding the tax environment of the non-Israeli companies:

Non-Israeli subsidiaries are taxed according to the tax laws in their countries of residence as reported in their statutory financial statement prepared under local accounting regulations.

1.	US

As of the acquisition date of RhythmOne, RhythmOne had U.S. federal net operating loss carryforwards, or NOLs, of approximately USD 100.8 million, which will expire starting 2038. As of December 31, 2021, the NOLs are approximately USD 79.4 million (2020: USD 102 million).

Additionally, for tax years beginning after December 31, 2017, the Tax Cuts and Jobs Act limits the NOL deduction to 80% of taxable income, repeals carryback of all NOLs arising in a tax year ending after 2017 and permits indefinite carryforward for all such NOLs. NOL’s arising in a tax year ending on or before 2017 can offset 100% of taxable income, are available for carryback, and expire 20 years after they arise. It should be noted that the Coronavirus Aid, Relief and Economic Security (“CARES”) Act suspended the 80% limitation for tax years 2018, 2019 and 2020 and allowed for a 5-year carryback for NOLs for tax years beginning after December 31, 2017, and before January 1, 2021.

Pursuant to Section 382 of the Internal Revenue Code, RhythmOne underwent ownership changes for tax purposes (i.e., a change of more than 50% in stock ownership involving 5% shareholders) on April 2, 2019. As a result, the use of the Company’s total US NOL carryforwards and tax credits generated prior to the ownership change is subject to annual use limitations under Section 382 and potentially also under section 383 of the Code and comparable state income tax laws.

2.	International

As of the acquisition date of Unruly, Unruly had International NOLs of approximately USD 24 million. As of December 31, 2021, the NOLs are approximately USD 16.6 million (2020: USD 23.2 million).

c.	Composition of income tax benefit:

	2021	2020	2019
	$’000	$’000	$’000
Current tax expense
Current year	7,220	3,022	4,571
Deferred tax (income)
Creation and reversal of temporary differences	(8,168)	(12,603)	(7,207)
Tax benefit	(948)	(9,581)	(2,636)

The following are the domestic and foreign components of the Company’s income taxes (in thousands):

	2021	2020	2019
	$’000	$’000	$’000
Domestic	4,995	1,661	(639)
US	(961)	(5,646)	(416)
International	(4,982)	(5,596)	(1,581)
Tax Benefit	(948)	(9,581)	(2,636)

56	TREMOR INTERNATIONAL LTD ANNUAL REPORT 2021

STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS

4:	INCOME TAX continued

d.	Reconciliation between the theoretical tax on the pre-tax profit and the tax expense:

	2021	2020	2019
	$’000	$’000	$’000
Profit (Loss) before taxes on income	72,275	(7,442)	3,588
Primary tax rate of the Company	23%	23%	23%
Tax calculated according to the Company’s primary tax rate	16,623	(1,712)	825
Additional tax (tax saving) in respect of:
Non-deductible expenses net of tax exempt income*	(6,218)	(2,509)	3,584
Effect of reduced tax rate on preferred income and differences in previous tax assessments	(7,226)	170	(1,433)
Utilization of tax losses from prior years for which deferred taxes were not created	(2,030)	(5,887)	(5,050)
Effect on deferred taxes at a rate different from the primary tax rate	(3,329)	(768)	(873)
Foreign tax rate differential	1,232	1,125	311
Tax benefit	(948)	(9,581)	(2,636)
Effective income tax rate	(1%)	129%	(73%)

* including non- deductible share-based compensation expenses.

e.	Deferred tax assets and liabilities:

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are presented below:

	Intangible	Employees	Carry-
	Assets and	Compen-	forward	Accrued	Doubtful
R&D Expenses		sation	Losses	Expenses	Debt	Other	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Balance of deferred tax asset (liability) as of January 1, 2020	(17,090)	3,684	8,435	2,483	4,908	(2,501)	(81)
Business combinations	(4,409)	85	2,330	250	168	530	(1,046)
Changes recognized in profit or Loss	4,626	1,190	3,380	1,723	(1,352)	3,036	12,603
Changes recognized in equity	(162)	4,280	–	–	–	160	4,278
Balance of deferred tax asset (liability) as of December 31, 2020	(17,035)	9,239	14,145	4,456	3,724	1,225	15,754
Business combinations	(1,962)	–	458	–	–	–	(1,504)
Changes recognized in profit or Loss	13,310	3,861	(4,714)	(3,117)	(623)	(549)	8,168
Changes recognized in equity	100	(1,026)	(54)	1,600	(2)	–	618
Balance of deferred tax asset (liability) as of December 31, 2021	(5,587)	12,074	9,835	2,939	3,099	676	23,036

As of each reporting date, the Company’s management considers new evidence, both positive and negative, that could impact management’s view with regard to future realization of deferred tax assets.

As of December 31, 2021, and 2020, the Company has gross unrecognized tax benefits of approximately USD 4,370 thousand and USD 4,471 thousand, respectively. The Company classifies liabilities for unrecognized tax benefits in Current tax liabilities.

TREMOR INTERNATIONAL LTD ANNUAL REPORT 2021	57

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

as at 31 December 2021 continued

5:	FIXED ASSETS, NET

		Office
		furniture
	Computers	and	Leasehold
	and	equipment	improvements	Total
	Servers	$’000	$’000	$’000
Cost
Balance as of January 1, 2020	5,574	724	1,735	8,033
Exchange rate differences	13	14	4	31
Additions	1,768	15	77	1,860
Business combinations	346	411	73	830
Disposals	(18)	(32)	(19)	(69)
Balance as of December 31, 2020	7,683	1,132	1,870	10,685
Exchange rate differences	(2)	10	3	11
Additions	2,010	44	58	2,112
Business combinations (See Note 20)	–	1	–	1
Disposals	(852)	(742)	(1,161)	(2,755)
Balance as of December 31, 2021	8,839	445	770	10,054
Depreciation
Balance as of January 1, 2020	3,439	380	1,082	4,901
Exchange rate differences	35	2	18	55
Disposals	(16)	(31)	(19)	(66)
Additions	1,523	472	508	2,503
Balance as of December 31, 2020	4,981	823	1,589	7,393
Exchange rate differences	(1)	24	(2)	21
Disposals	(852)	(742)	(1,161)	(2,755)
Additions	1,570	164	197	1,931
Balance as of December 31, 2021	5,698	269	623	6,590
Carrying amounts
As of December 31, 2020	2,702	309	281	3,292
As of December 31, 2021	3,141	176	147	3,464

58	TREMOR INTERNATIONAL LTD ANNUAL REPORT 2021

STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS

6:	LEASES

a.	Leases in which the Group is the lessee:

The Group applies IFRS 16, Leases. The Group has lease agreements with respect to the following items:

–	Offices;
–	Data center;

1.	Information regarding material lease agreements:

a.   The Group leases Offices mainly in the United States of America (US), Israel, Canada and UK with contractual original lease periods ends between the years 2022 and 2027 from several lessors. The Group did not assume renewals in determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement.

A lease liability in the amount of USD 12,023 thousand and USD 16,121 thousand as of December 31, 2021, and December 31, 2020, respectively, and right-of-use asset in the amount of USD 5,424 thousand and USD 5,925 thousand as of December 31, 2021 and December 31, 2020, respectively have been recognized in the statement of financial position in respect of leases of offices.

b.   The Group leases data center and related network infrastructure with contractual original lease periods ends between the years 2022 and 2023. The Group did not assume renewals in determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement.

A lease liability in the amount of USD 2,972 thousand and USD 5,088 thousand as of December 31, 2021, and December 31, 2020, respectively, and right-of-use asset in the amount of USD 2,849 thousand and USD 4,897 thousand as of December 31, 2021, and December 31, 2020, respectively have been recognized in the statement of financial position in respect of data centers.

2.	Lease liability:

Maturity analysis of the Group’s lease liabilities:

	2021	2020
	$’000	$’000
Less than one year (0-1)	7,119	9,047
One to five years (1-5)	7,042	10,241
More than five years (5+)	834	1,921
Total	14,995	21,209
Current maturities of lease liability	7,119	9,047
Long-term lease liability	7,876	12,162

TREMOR INTERNATIONAL LTD ANNUAL REPORT 2021	59

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

as at 31 December 2021 continued

6:	LEASES continued

3.	Right-of-use assets – Composition:

		Data
	Offices	center	Total
	$’000	$’000	$’000
Balance as of January 1, 2020	13,155	3,560	16,715
Business combinations	1,026	–	1,026
Depreciation on right-of-use assets	(6,958)	(4,422)	(11,380)
Additions	1,629	5,680	7,309
Provision for impairment	1,808	145	1,953
Lease modifications	(143)	–	(143)
Disposals	(4,570)	(77)	(4,647)
Exchange rate differences	(22)	11	(11)
Balance as of December 31, 2020	5,925	4,897	10,822
Depreciation on right-of-use assets	(5,223)	(2,312)	(7,535)
Additions	3,571	446	4,017
Provision for impairment	1,201	–	1,201
Lease modifications	–	7	7
Disposals	–	(189)	(189)
Exchange rate differences	(50)	–	(50)
Balance as of December 31, 2021	5,424	2,849	8,273

4. Amounts recognized in statement of operation:

	2021	2020	2019
	$’000	$’000	$’000
Interest expenses on lease liability	(570)	(1,117)	(779)
Depreciation and amortization of right-of-use assets, net	(6,334)	(8,855)	(9,109)
Gains recognized in profit or loss	7	1,829	1,749
Total	(6,897)	(8,143)	(8,139)

5. Amounts recognized in the statement of cash flows:

	2021	2020	2019
	$’000	$’000	$’000
Cash outflow for leases	(10,579)	(14,468)	(13,386)

b. Leases in which the Group is a lessor:
1. Information regarding material lease agreements:
The Group subleases offices at the US for periods expiring in 2027.

2. Net investment in the lease:
Presented hereunder is the movement in the net investment in the lease:

		Offices	Offices
		2021	2020
		$’000	$’000
Balance as of January 1,		7,835	4,288
Sublease receipts		(2,454)	(3,246)
Additions		301	7,094
Disposals		–	(301)
Balance as of December 31,		5,682	7,835

60	TREMOR INTERNATIONAL LTD ANNUAL REPORT 2021

STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS

6:	LEASES continued

3.	Maturity analysis of net investment in finance leases:

		2021	2020
		$’000	$’000
Less than one year (0-1)		1,067	2,153
One to five years (1-5)		3,789	3,816
More than five years (5+)		826	1,866
Total net investment in the lease as of December 31,		5,682	7,835

4. Amounts recognized in statement of operation:

	Offices	Offices	Offices
	2021	2020	2019
	$’000	$’000	$’000
Gain from subleases	301	274	956
Financing income on the net investment in the lease	245	361	71
Total	546	635	1,027

7.	INTANGIBLE ASSETS, NET

			Customer
	Software	Trademarks	relationships	Technology	Others	Goodwill	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Cost
Balance as of January 1, 2020	19,237	25,683	37,719	45,087	1,044	133,703	262,473
Exchange rate differences	–	529	567	73	47	1,280	2,496
Additions	4,858	–	–	–	–	–	4,858
Business combinations	–	10,427	10,054	1,658	1,068	17,878	41,085
Balance as of December 31, 2020	24,095	36,639	48,340	46,818	2,159	152,861	310,912
Exchange rate differences	(25)	(272)	(374)	(166)	(17)	(1,338)	(2,192)
Additions	4,966	–	–	–	–	–	4,966
Disposals	(5,084)	–	–	–	–	–	(5,084)
Business combinations (see Note 20)	735	–	–	6,540	–	5,189	12,464
Balance as of December 31, 2021	24,687	36,367	47,966	53,192	2,142	156,712	321,066
Amortization
Balance as of January 1, 2020	9,232	11,458	7,857	22,597	1,044	–	52,188
Exchange rate differences	–	202	285	(162)	70	–	395
Additions	5,214	8,976	9,053	9,598	988	–	33,829
Balance as of December 31, 2020	14,446	20,636	17,195	32,033	2,102	–	86,412
Exchange rate differences	(8)	(170)	(256)	(21)	(21)	–	(476)
Additions	5,522	9,320	9,142	7,949	61	–	31,994
Disposals	(5,084)	–	–	–	–	–	(5,084)
Balance as of December 31, 2021	14,876	29,786	26,081	39,961	2,142	–	112,846
Carrying amounts
As of December 31, 2020	9,649	16,003	31,145	14,785	57	152,861	224,500
As of December 31, 2021	9,811	6,581	21,885	13,231	–	156,712	208,220

TREMOR INTERNATIONAL LTD ANNUAL REPORT 2021	61

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

as at 31 December 2021 continued

7.	INTANGIBLE ASSETS, NET continued

Capitalized development costs

Development costs capitalized in the period amounted to USD 4,933 thousand (2020: USD 4,816 thousand) and were classified under software.

Impairment testing for intangible assets

The Company’s qualitative assessment during the years ended December 31, 2021 and December 31, 2020, did not indicate that it is more likely than not that the fair value of its intangible assets, and other long-lived assets is less than the aggregate carrying amount.

As of December 31, 2021, and December 31, 2020, the recoverable amount of goodwill was based on fair value less cost of disposal. The fair value less costs of disposals was estimated according to quoted price of the Company’s ordinary shares. The estimated recoverable amount was higher than the carrying amount, and therefore there was no need for impairment.

In 2020, following the acquisition of Unruly, the Company examined the useful life of intangible assets acquired in the past and determined to change the estimated economic life of part of the trademarks asset from 4.75 years to 2.75 years. The effects of the aforesaid change on amortization expenses for the year ended December 31, 2020, 2021, 2022 and 2023 is USD 1,512 thousand, USD 3,024 thousand, (USD 2,268) thousand and (USD 2,268) thousand, respectively.

8.	TRADE AND OTHER RECEIVABLES

	2021	2020
	$’000	$’000
Trade receivables:
Trade receivables	178,933	162,580
Allowance for doubtful debts	(13,870)	(9,036)
Trade receivables, net	165,063	153,544
Other receivables:
Prepaid expenses	13,110	14,053
Loan to third party	480	689
Institutions	1,050	1,165
Pledged deposits	2,647	872
Other	949	836
	18,236	17,615

9.	TRADE AND OTHER PAYABLES

	2021	2020
	$’000	$’000
Trade payables	161,812	125,863
Other payables:
Contract liabilities	11,415	13,406
Wages, salaries and related expenses	16,406	13,853
Related Parties	–	2,746
Provision for vacation	1,003	554
Institutions	791	1,112
Ad spend liability	7,729	5,987
Liability for options on non-controlling interest	–	2,903
Others	5,556	6,561
	42,900	47,122

62	TREMOR INTERNATIONAL LTD ANNUAL REPORT 2021

STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS

10.	CASH AND CASH EQUIVALENTS

	2021	2020
	$’000	$’000
Cash	77,537	44,825
Bank deposits	290,180	52,638
Cash and cash equivalents	367,717	97,463

The Group’s exposure to credit, and currency risks are disclosed in Note 18 on financial instruments.

11.	REVENUE

	2021	2020	2019
	$’000	$’000	$’000
Programmatic (1)	266,616	161,625	241,464
Performance	75,329	50,295	84,296
	341,945	211,920	325,760

(1)	In 2021 and 2020 programmatic revenue are reported on a net basis and in 2019 on a gross basis, and performance revenue reported on a gross basis for all years presented (see Note 3k).

Media cost amounted to USD 117,301 thousand in the year ended December 31, 2019.

For the year ended December 31, 2021, one buyer represents 13.6% of revenue. For the years ended December 31, 2020 and 2019, no individual buyer accounted for more than 10% of revenue.

12.	COST OF REVENUE

	2021	2020	2019
	$’000	$’000	$’000
Programmatic (1)	31,572	31,918	142,676
Performance	40,079	27,889	44,570
Cost of Revenue	71,651	59,807	187,246

(1)	In 2021 and 2020 programmatic revenue are reported on a net basis and in 2019 on a gross basis, and performance revenue reported on a gross basis for all years presented (see Note 3k).

Media cost amounted to USD 117,301 thousand in the year ended December 31, 2019.

13.	GENERAL AND ADMINISTRATIVE EXPENSES

	2021	2020	2019
	$’000	$’000	$’000
Wages, salaries and related expenses	17,755	15,274	11,973
Share base payments	32,250	9,420	14,100
Rent and office maintenance	549	(483)	232
Professional expenses	7,136	4,766	1,282
Doubtful debts	4,958	(1,091)	3,003
Acquisition costs	253	524	2,840
Other expenses	598	1,268	1,003
	63,499	29,678	34,433

TREMOR INTERNATIONAL LTD ANNUAL REPORT 2021	63

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

as at 31 December 2021 continued

14.	OTHER EXPENSES (INCOME), NET

During 2019 and 2020, the Company sold a business unit for which it recognized in 2021 a capital gain of USD 982 thousand related to revenue and profit sharing.

15.	SHAREHOLDERS’ EQUITY

Issued and paid-in share capital:

	Ordinary Shares
	2021	2020
	Number	Number
	of shares	of shares
Balance as of January 1	133,916,229	124,223,182
Own shares held by the Group	(917,998)	(5,277,220)
Share based compensation	5,564,808	6,444,944
Issuance of shares in IPO*	15,568,590	–
Issuance of Restricted shares**	370,000	–
Shares issued in business combination***	–	8,525,323
Issued and paid-in share capital as of December 31	154,501,629	133,916,229
Authorized share capital	500,000,000	300,000,000

*	See Note 1d

**	See Note 20

***	Following the acquisition of Unruly, the Company issued 8,525,323 shares at a quoted price of GBP 1.51 (USD 1.98) per share to former Unruly shareholders which became admitted to trading on AIM on January 10, 2020, and are subject to a 18-months lock-up.

Rights attached to share:

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at general meetings of the Company. All shares rank equally with regard to the Company’s residual assets.

Own shares acquisition:

On December 20, 2020, the Board of Directors approved a USD 10 million buyback program. On March 26, 2021, the Board of Directors terminated the buyback program due to the Company’s election to pursue the Proposed Offering, which was completed in the second quarter of 2021 (see Note 1d).

64	TREMOR INTERNATIONAL LTD ANNUAL REPORT 2021

STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS

16.	EARNINGS PER SHARE

Basic earnings per share

The calculation of basic earnings per share as of December 31, 2021, 2020 and 2019 was based on the profit for the year divided by a weighted average number of ordinary shares outstanding, calculated as follows:

Profit for the year:

	2021	2020	2019
	$’000	$’000	$’000
Profit for the year	73,223	2,139	6,224

Weighted average number of ordinary shares:

	2021	2020	2019
	Shares of	Shares of	Shares of
	NIS 0.01p	NIS 0.01p	NIS 0.01p
	par value	par value	par value
Weighted average number of ordinary shares used to calculate basic earnings per share as at December 31	144,493,989	133,991,210	111,231,769
Basic earnings per share (in USD)	0.51	0.02	0.06

Diluted earnings per share:

The calculation of diluted earnings per share as of December 31, 2021, 2020 and 2019 was based on profit or for the year divided by a weighted average number of shares outstanding after adjustment for the effects of all dilutive potential ordinary shares, calculated as follows:

Weighted average number of ordinary shares (diluted):

	2021	2020	2019
	Shares of	Shares of	Shares of
	NIS 0.01p	NIS 0.01p	NIS 0.01p
	par value	par value	par value
Weighted average number of ordinary shares used to calculate basic earnings per shar	144,493,989	133,991,210	111,231,769
Effect of share options on issue	8,212,903	4,714,985	3,576,114
Weighted average number of ordinary shares used to calculate diluted earnings per share	152,706,892	138,706,195	114,807,883
Diluted earnings per share (in USD)	0.48	0.02	0.05

TREMOR INTERNATIONAL LTD ANNUAL REPORT 2021	65

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

as at 31 December 2021 continued

17. SHARE-BASED COMPENSATION ARRANGEMENTS

a.	Share-based compensation plan:

The terms and conditions related to the grants of the share options programs are as follows:

•	All the share options that were granted are non-marketable.

•	All options are to be settled by physical delivery of ordinary shares or ADSs.

•	Vesting conditions are based on a service period of between 0.5-4 years.

On April 2, 2019, the Company’s shareholders adopted the New Tremor International Ltd. Management Incentive Scheme to provide for the grant of 11,772,932 equity incentive awards to executive officers. In addition, following the acquisition of RhythmOne, the Company’s shareholders adopted RhythmOne Plan to provide for the grant of 1,328,908 equity incentive award to RhythmOne executives and employees.

As part of the New Tremor International Ltd. Management Incentive Scheme, and following the acquisition of RhythmOne, the Company’s shareholders approved a modification in the exercise price of 1,200,000 Company share options awarded to the CEO of the Group, out of which 1,080,000 share options will be vested subject to meet the performance-based metrics, and the remaining options will be vested over a shorter service periods. Furthermore, restricted stock units of 400,000 to the Group’s CEO were modified for a shorter vesting periods.

b.	Stock Options:

The number of share options is as follows:

	Number of options		Weighted average exercise price
	2021 ‘000	2020 ‘000	2021 (USD)	2020 (USD)
Outstanding at 1 January	3,781	4,828	2.19	3.95
Forfeited during the year	(359)	(1,621)	6.79	3.91
Exercised during the year	(652)	(1,227)	2.08	0.72
Granted during the year	3,256	1,801	10.76	2.21
Outstanding at December 31	6,026	3,781	6.54	2.19
Exercisable at December 31	1,540	51

In January 2020, the Company’s Board of Directors approved a change in the exercise price and vesting terms relating to 2,204,174 options for ordinary shares held by certain employees (the “Amended Options”), as follows:

		Originally granted		Amended granted
Granted date	Number of options	Exercise price (GBP)	Exercisable date from	Exercise price (GBP)	Exercisable date from
March 20, 2017	217,000	2.44	March 20, 2019	1.60	July 28, 2021
June 18, 2017	116,000	2.99	June 18, 2019	1.60	July 28, 2021
November 5, 2017	391,000	4.31	November 5, 2019	1.60	July 28, 2021
January 23, 2018	1,163,000	4.37	January 23, 2020	1.60	July 31, 2021
June 20, 2018	52,000	4.37	June 20, 2020	1.60	July 31, 2021
April 2, 2019*	265,174	2.06-18.27	April 2, 2019	1.60	July 28, 2021

* Granted as part of RhythmOne’s acquisition as listed above.

The options that had a vesting date up to July 2021 were vested and became exercisable on July 2021, while the vesting and exercise periods of the rest of the options remain unchanged. The incremental fair value (amounting to USD 1,282 thousand) is recognized over the remaining vesting period. The new expiration date is one year after the last exercise date.

66	TREMOR INTERNATIONAL LTD ANNUAL REPORT 2021

STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS

17. SHARE-BASED COMPENSATION ARRANGEMENTS continued

Information on measurement of fair value of share-based compensation plans:

The fair value of employees share options is measured using the Black-Scholes formula. Measurement inputs include the share price on the measurement date, the exercise price of the instrument, expected volatility, expected term of the instruments, expected dividends, and the risk-free interest rate (See Note 3i).

The parameters used in the measurement of the fair values at grant date of the equity-settled share-based compensation plans were as follows:

	2021	2020
Grant date fair value in USD	4.3	1.04-1.73
Share price (on grant date) (in USD)	10.09	1.74-3.03
Exercise price (in USD)	10.76	1.89-3.06
Expected volatility (weighted average)	60%	60%
Expected life (weighted average)	3.75	3.5-3.75
Expected dividends	0.00%	0.00%
Risk-free interest rate	0.54%	0.15%-1.46%

The total expense recognized in the year ended December 31, 2021, with respect to the options granted to employees, amounted to approximately USD 3,412 thousand (2020: USD 2,693 thousand).

c.	Restricted Share Units:

During 2021 and 2020, the Group granted 7,366,472 and 3,334,074 Restricted Share Units (RSU’s) to its executive officers and employees, respectively.

The number of restricted share units is as follows:

	Number of RSU’s		Weighted-Average Grant Date Fair Value
	2021 ‘000	2020 ‘000	2021	2020
Outstanding at 1 January	3,777	3,969	2.364	2.372
Forfeited during the year	(25)	(46)	7.861	2.511
Exercised during the year	(2,972)	(3,480)	4.447	2.296
Granted during the year	7,366	2,919	10.017	2.538
Restricted stock units assumed in acquisition during the year	–	415	–	2.592
Outstanding at December 31	8,146	3,777	8.606	2.364

The total expense recognized in the year ended December 31, 2021, with respect to the RSU’s granted to employees, amounted to approximately USD 29,530 thousand (2020: USD 7,443 thousand).

d.	Performance Stock Units:

During 2021 and 2020, the Group granted 2,668,240 and 725,000 Performance Stock Units (PSU’s) to its executive officers, respectively.

The number of performance stock units is as follows:

	Number of PSU’s		Weighted-Average Grant Date Fair Value
	2021 ‘000	2020 ‘000	2021	2020
Outstanding at January 1	3,852	5,071	2.155	2.105
Forfeited during the year	(93)	(206)	2.253	2.211
Exercised during the year	(1,941)	(1,738)	2.204	2.185
Granted during the year	2,668	725	9.999	2.590
Outstanding at December 31	4,486	3,852	6.796	2.155

TREMOR INTERNATIONAL LTD ANNUAL REPORT 2021	67

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

as at 31 December 2021 continued

17. SHARE-BASED COMPENSATION ARRANGEMENTS continued

The vesting of the PSU’s is subject to continues employment and compliance with the performance criteria determined by the Company’s Remuneration Committee and the Company’s Board of Directors.

The total expense recognized in the year ended December 31, 2021, with respect to the PSU’s granted to employees, amounted to approximately USD 9,876 thousand (2020: USD 4,354 thousand).

e.	Expense recognized in the statement of operation and other comprehensive income is as follows:

	2021 $’000	2020 $’000	2019 $’000
Selling and marketing	7,094	4,515	1,257
Research and development	3,474	555	452
General and administrative	32,250	9,420	14,100
	42,818	14,490	15,809

18. FINANCIAL INSTRUMENTS

a.	Overview:

The Group has exposure to the following risks from its use of financial instruments:

•	Credit risk

•	Liquidity risk

•	Market risk

This note presents quantitative and qualitative information about the Group’s exposure to each of the above risks, and the Group’s objectives, policies and processes for measuring and managing risk.

In order to manage these risks and as described hereunder, the Group executes transactions in derivative financial instruments. Presented hereunder is the composition of the derivatives:

	2021 $’000	2020 $’000
Derivatives presented under current assets
Forward exchange contracts used for hedging	947	836
Derivatives presented under non-current assets
Forward exchange contracts used for hedging	241	1,335
Total	1,188	2,171

68	TREMOR INTERNATIONAL LTD ANNUAL REPORT 2021

STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS

18. FINANCIAL INSTRUMENTS continued

b.	Risk management framework:

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework. The Board is responsible for developing and monitoring the Group’s risk management policies.

The Group’s risk management policies are established to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management of standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Group Audit Committee oversees how management monitors compliance with the Group’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Group. The Group Audit Committee is assisted in its oversight role by Internal Audit. Internal Audit undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Audit Committee.

c.	Credit risk:

The Group’s credit risk is arise from the risk of financial loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

d.	Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure.

The maximum exposure to credit risk at the reporting date was as follows:

	2021 $’000	2020 $’000
Cash and cash equivalents	367,717	97,463
Trade receivables, net (a)	165,063	153,544
Other receivables	4,076	2,379
Long term deposit	431	499
Long term receivables	241	1,335
	537,528	255,220

(a)	At December 31, 2021, the Group included provision for doubtful debts in the amount of USD 13,870 thousand (December 31, 2020:

USD 9,036 thousand) in respect of collective impairment provision and specific debtors that their collectability is in doubt.

As of December 31, 2021, two buyers accounted for 17.1% and 16.9% of trade receivables. As of December 31, 2020, one buyer accounted for 17.5% of trade receivables.

	Allowance for Doubtful debts
	2021 $’000	2020 $’000
Balance at January 1	9,036	22,376
Business combination	–	1,201
Allowance for doubtful debts expenses	4,958	(1,091)
Write-off	(93)	(13,397)
Exchange rate difference	(31)	(53)
Balance at December 31	13,870	9,036

TREMOR INTERNATIONAL LTD ANNUAL REPORT 2021	69

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

as at 31 December 2021 continued

18. FINANCIAL INSTRUMENTS continued

e.	Liquidity risk:

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it has sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

As of December 31, 2021, and December 31, 2020, the Group’s contractual obligation of financial liability is in respect of leases, trade, and other payables in the amount of USD 193,213 thousand and USD 161,875 thousand, respectively. The contractual maturity of the financial liability that is less than one year is in the amount of USD 185,337 thousand and USD 147,243 thousand for December 31, 2021, and December 31, 2020, respectively.

f.	Market risk:

Market risk is the risk that changes in market prices, such as foreign exchange rates, the CPM, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

At December 31, 2021, USD 8,118 thousand are held in JPY, USD 7,099 thousand are held in AUD, USD 5,653 thousand are held in GBP, USD 4,866 thousand are held in EUR, USD 1,287 thousand are held in CAD, USD 899 thousand are held in SGD, USD 513 thousand are held in MXN, USD 247 thousand are held in NIS, USD 976 thousand are held in other currencies and the remainder held in USD.

g.	Sensitivity analysis:

A change as of December 31 in the exchange rates of the following currencies against the USD, as indicated below would have affected the measurement of financial instruments denominated in a foreign currency and would have increased (decreased) profit or loss and equity by the amounts shown below (after tax). This analysis is based on foreign currency exchange rate that the Group considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecasted sales and purchases.

	2021		2020
	+10%	-10%	+10%	-10%
GBP/USD	$’000	$’000	$’000	$’000
Profit / (Loss)	(2,587)	2,587	(2,853)	2,853
Increase / (Decrease) in Shareholders’ Equity	(379)	379	528	(528)

	2021		2020
	+10%	-10%	+10%	-10%
NIS/USD	$’000	$’000	$’000	$’000
Profit / (Loss)	(721)	721	(387)	387
Increase / (Decrease) in Shareholders’ Equity	(721)	721	(387)	387

Linkage and foreign currency risks

Currency risk

The Group is not exposed to currency risk on sales and purchases that are denominated in a currency other than the respective functional currency of the Group, the USD. The principal currencies in which these transactions are denominated are GBP, NIS, Euro, CAD, SGD, MXN, AUD and JPY.

At any point in time, the Group aims to match the amounts of its assets and liabilities in the same currency in order to hedge the exposure to changes in currency.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Group ensures that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances.

70	TREMOR INTERNATIONAL LTD ANNUAL REPORT 2021

STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS

19. RELATED PARTIES

Compensation and benefits to key management personnel

Executive officers also participate in the Company’s share option programs. For further information see Note 17 regarding share-based compensation.

Compensation and benefits to key management personnel (including directors) that are employed by the Company and its subsidiaries:

	2021 $’000	2020 $’000
Share-based compensation	31,283	7,061
Other compensation and benefits	6,752	3,932
	38,035	10,993

20. SUBSIDIARIES

a.	Details in respect of subsidiaries:

Presented hereunder is a list of the Group’s subsidiary:

		The Group’s ownership interest in the
	Principal location of	subsidiary for the year ended December 31
	the Company’s activity	2021	2020
Taptica Inc	USA	100%	100%
Tremor Video Inc	USA	100%	100%
Adinnovation Inc	Japan	100%	57%
Taptica Japan	Japan	100%	100%
Taptica UK	United Kingdom	100%	100%
YuMe Inc*	USA	100%	100%
Perk.com Canada Inc	Canada	100%	100%
R1Demand LLC*	USA	100%	100%
Unruly Group LLC	USA	100%	100%
Unruly Group US Holding Inc*	USA	100%	100%
Unruly Holdings Ltd*	UK	100%	100%
Unruly Group Ltd	UK	100%	100%
Unruly Media GmbH	Germany	100%	100%
Unruly Media Pte Ltd*	Singapore	100%	100%
Unruly Media Pty Ltd	Australia	100%	100%
Unruly Media KK	Japan	100%	100%
Unmedia Video Distribution Sdn Bhd	Malaysia	100%	100%
Unruly Media Inc	USA	100%	100%
SpearAd GmbH	Germany	100%	0%

*Under these companies, there are twenty-nine (29) wholly owned subsidiaries that are inactive and in liquidation process.

TREMOR INTERNATIONAL LTD ANNUAL REPORT 2021	71

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

as at 31 December 2021 continued

20. SUBSIDIARIES continued

b.       Acquisition of subsidiaries and business combinations during the current period:

Acquisition of SpearAd:

On October 18, 2021, the Company completed the acquisition of SpearAd GMBH (“SpearAd”). The Company acquired 100% of the issued and outstanding SpearAd Shares for total consideration of USD 11,016 thousand.

At the same time, some of the SpearAd shareholders entered into Employment Agreements and Restricted Share Agreements to receive 370,000 ordinary shares of NIS 0.01 of the Company, Subject to continues employment and compliance with the performance criteria to be released gradually over a three-year period. The restricted shares were fully issued on the closing date and the fair value was USD 3,484 thousand, which presented as a deduction from the share premium.

As of December 31, 2021, the balance of the Restricted Shares is USD 3,052 thousand.

The following summarizes the major classes of consideration transferred, and the recognized amounts of assets acquired, and liabilities assumed at the acquisition date:

$’000
Cash and Cash equivalents	154
Accounts Receivables	20
Other assets	8
Fixed Assets	1
Intangible assets	7,275
Deferred tax Liabilities	(1,504)
Trade payables	(99)
Other Payables	(28)
Net identifiable assets	5,827

The aggregate cash flow derived for the Company as a result of the SpearAd acquisition:
$’000
Cash and cash equivalents at SpearAd	154
Acquisition- Related costs	(253)
Acquisition of subsidiary	(99)

The Company incurred acquisition-related costs of USD 253 thousand related to legal fees and due diligence costs. These costs have been included in general and administrative expenses in the statement of operation. As of December 31, 2021, USD 139 out of the acquisition-related costs were paid.

Goodwill

Goodwill was recognized as a result of the acquisition as follows:

$’000
Consideration transferred	11,016
Less fair value of identifiable net assets	5,827
Goodwill	5,189

The goodwill is attributable mainly to the increased opportunities for growth and the synergies expected to be achieved from integration into the Company’s digital advertising platforms (Note 7). None of the goodwill recognized is expected to be deductible for tax purposes.

72	TREMOR INTERNATIONAL LTD ANNUAL REPORT 2021

STRATEGIC REPORT	GOVERNANCE	FINANCIAL STATEMENTS

20. SUBSIDIARIES continued

c.       Acquisition of subsidiaries and business combinations during the prior periods:
Acquisition of Unruly:

On January 4, 2020, the Company completed the acquisition of Unruly Holdings Limited and Unruly Media Inc. from News Corp UK & Ireland Limited (UK Seller) and News Preferred Holdings Inc. (US Seller) for total consideration of: (i) issuance of 7,960,111 Ordinary Shares of the Company to the UK Seller in exchange for a loan in the amount of GBP 12,020 thousand (USD 15,729 thousand) between UK Seller (as lender) and Unruly Group Limited (as borrower); (ii) GBP 1 to UK Seller for 100% of the issued share capital of Unruly Holdings Limited; and (iii) issuance of 565,212 Ordinary Shares of the Company to the US Seller and USD 1 for 100% of the issued share capital of Unruly Media Inc.

The issuance of an aggregate 8,525,323 Ordinary Shares of the Company to UK Seller and US Seller represented approximately 6.91% of the Company’s issued voting share capital at such time. The Sellers agreed not to sell, transfer or otherwise dispose of such Company Ordinary Shares for an 18-month period, subject to customary exceptions.

At the same time, Tremor Video entered into a Master Service Agreement (MSA) with the UK seller for an exclusive right to sell outstream video on various News Corp titles world -wide on a committed ad spend of GBP 30,000 thousand over a three-year period with an option to extend the MSA by two quarters at the discretion of UK seller. The obligation for the net discounted future payments exceeding market fair value aggregated to USD 14,073 thousand and is recognized according to the actual consumption. As of December 31, 2021, and December 31,2020 the ad spend liability balance aggregated to USD 7,729 thousand and USD 13,811 thousand respectively.

Acquisition of RhythmOne:

On April 1, 2019, the Company completed Acquisition Transaction (hereinafter- “Acquisition”) with RhythmOne Plc, a Company incorporated under the laws of England and Wales, whereby the Company acquired the entire issued ordinary shares of RhythmOne and each RhythmOne shareholder received 28 new shares of the Company (as such new 66,736,485 shares of the Company were issued) for every 33 RhythmOne shares held, so that following the completion of the Acquisition, the Company’s current shareholders held 50.1% and, RhythmOne Shareholders held 49.9% of the merged Group. In addition, 849,325 options and 1,058,776 restricted shares units over RhythmOne share awarded were rolled over to 458,946 the Company’s options and to 869,962 the Company’s restricted units (hereinafter- “Replacement Award”). The consideration of the Acquisition amounted to USD 176,421 thousand (including consideration allocated to issuance of ordinary shares and Replacement Award).

21. OPERATING SEGMENTS

The Group has a single reportable segment as a provider of marketing services.

Geographical information

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of consumers.

	2021 $’000	2020 $’000	2019 $’000
America	304,686	180,515	261,534
APAC	20,931	20,804	33,052
EMEA	16,328	10,601	31,174
Total	341,945	211,920	325,760

TREMOR INTERNATIONAL LTD ANNUAL REPORT 2021	73

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

as at 31 December 2021 continued

22. CONTINGENT LIABILITY

a.     In January 2018, AlmondNet, Inc. and its affiliates (Datonics LLC and Intent IQ) contacted RhythmOne asserting that RhythmOne’s online advertising system infringes eleven U.S. Patents owned by the AlmondNet Group. As of the date of this report, a claim was never filed and RhythmOne is currently in a commercial agreement with AlmondNet’s affiliate. The Company believes that the likelihood of a material loss is remote but at this point is unable to reasonably estimate any potential loss and financial impact to the Company resulting from this matter.

b.    On May 18, 2021, the Company filed a complaint against Alphonso, Inc. (“Alphonso”) in the Supreme Court of the State of New York, County of New York (the “Court”), asserting claims for breach of contract, tortious interference with business relations, intentional interference with contractual relations, unjust enrichment, and conversion.

The lawsuit arose out of Alphonso’s breach of a Strategic Partnership Agreement and an Advance Payment Obligation and Security Agreement (the “Security Agreement”) with the Company, and related misconduct. The Company is seeking damages and other relief, including an order foreclosing on Alphonso’s collateral under the Security Agreement, from the Court.

On May 24, 2021, Alphonso filed a complaint against the Company in the Supreme Court of the State of New York, County of New York, asserting claims for breach of contract, unfair competition, and tortious interference with business relations. Alphonso and the Company are currently engaged in written discovery.

23. SUBSEQUENT EVENTS

On February 23, 2022, the Board of Directors approved a share buyback program of up to USD 75 million.

74	TREMOR INTERNATIONAL LTD ANNUAL REPORT 2021

DIRECTORS, SECRETARY & ADVISERS DIRECTORS: Christopher John Stibbs Non-Executive Chairman Ofer Israel Druker Chief Executive Officer and Executive Director Yaniv Carmi Chief Operating Officer and Executive Director Sagi Niri Chief Financial Officer and Executive Director Joanna Rachael Parnell Non-Executive Director Neil Garth Jones Non-Executive Director Rebekah Mary Brooks Non-Executive Director Norman Thomas Johnston Non-Executive Director Lisa Klinger Non-Executive Director COMPANY SECRETARY: Yaniv Carmi ADVISERS: Registered Office 82 Yigal Alon St, 13th Floor, Tel Aviv, 6789124, Israel Nominated Adviser and Joint Broker finnCap Ltd 60 New Broad Street, London EC2M 1JJ Joint Broker Stifel Nicolaus Europe Limited 150 Cheapside, London EC2V 6ET Legal Advisers – English Law Charles Russell Speechlys LLP 5 Fleet Place, London EC4M 7RD Legal Advisers – Israeli Law Naschitz, Brandes, Amir & Co, Advocates 5 Tuval Street Tel Aviv 6789717, Israel Reporting Accountants and Auditors KPMG Somekh Chaikin KPMG Millennium Tower 17 Ha’arba’a Street P.O.B. 609 Tel Aviv 61006, Israel KPMG UK 15 Canada Square, Canary Wharf, London E14 5GL US Investor Relations KCSA 420 Fifth Ave, Third Floor, New York, NY 10018 UK Financial PR and Investor Relations Vigo Consulting Sackville House, 40 Piccadilly, London W1J 0DR Registrar Link Market Services (Guernsey) Limited Mont Crevelt House, Bulwer Avenue, St Sampson, Guernsey GY2 4LH Depositary Link Market Trustees Limited The Registry 34 Beckenham Road, Beckenham, Kent BR3 4TU TREMOR INTERNATIONAL LTD ANNUAL REPORT 2021 75

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